Prospectus Supplement No. 9 (to Prospectus dated December 19, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-291599

11,111,116 Shares

Common Stock

This prospectus supplement updates and supplements the prospectus dated December 19, 2025, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-291599). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2026 (the “Current Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 11,111,116 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) of Firefly Aerospace Inc. (“Firefly Aerospace”) that were received by such Selling Securityholders as consideration in connection with Firefly Aerospace’s acquisition of SciTec Innovations, LLC, a Delaware limited liability company.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the Nasdaq Global Market under the symbol “FLY”. On August 10, 2026, the closing price of our Common Stock was $25.76 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any further amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2026

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 001-42789

Firefly Aerospace Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-5194980
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2203 Scottsdale Drive Leander, TX	78641 (Zip Code)
(Address of principal executive offices)

512 893-5570

(Registrant’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	FLY	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 6, 2026, the registrant had 167,404,645 shares of common stock, $0.0001 par value, outstanding.

FIREFLY AEROSPACE INC.

QUARTERLY REPORT ON FORM 10-Q

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q of Firefly Aerospace Inc. (the “Company,” “Firefly,” “we,” “us” or “our”) contains forward-looking statements. Statements included in this Quarterly Report on Form 10-Q that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, statements about potential new products and product innovation, statements regarding the expected benefits of the acquisition of SciTec, Inc. (“SciTec”), and other statements regarding our future expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this Quarterly Report on Form 10-Q are forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•
our failure to manage our growth effectively and our ability to achieve and maintain profitability;
•
the potential for delayed or failed launches, and any failure of our launch vehicles and spacecraft to operate as intended;
•
our inability to manufacture our launch vehicles, landers, or orbital vehicles at a quantity and quality that our customers demand;
•
the hazards and operational risks that our products and service offerings are exposed to, including the wide and unique range of risks due to the unpredictability of space;
•
the market for commercial launch services for small- and medium-sized payloads not achieving the growth potential we expect;
•
adverse impacts from future disruptions in U.S. government operations, including as a result of delays or reduction in appropriations or regulatory approvals from our programs, or changes in U.S. government funding and budgetary priorities and spending levels;
•
our dependence on contracts entered into in the ordinary course of business and our dependence on major customers and vendors;
•
we may not be successful in developing new technology;
•
uncertain global macroeconomic and political conditions, including the implementation of tariffs and the Iran conflict;
•
the failure of our information technology systems, physical or electronic security protections;
•
the inability to operate Alpha at our anticipated launch rate (including due to potential regulatory delays) or finalize the development and delivery of Eclipse;
•
the scarcity or unavailability of critical components or raw materials used to manufacture our products or used in our development programs;
•
the fluctuation of our operating results;
•
adverse publicity stemming from any incident involving us, our competitors, or our customers;
•
the failure to adequately protect our proprietary intellectual property rights;
•
shortfalls in available external research and development funding;
•
our inability to comply with our contractual obligations;
•
our failure to establish and maintain important relationships with government agencies and prime contractors;
•
risks relating to the laws, security requirements, regulations and policies applicable to government contracting;
•
the inability to realize our backlog;

•
the dependence on our facilities;
•
evolving government laws and regulations;
•
potential benefits and synergies in connection with the SciTec acquisition;
•
our ability to implement and maintain effective internal control over financial reporting in the future;
•
our ability to generate sufficient cash to service our indebtedness; and
•
other factors detailed under the section of our Annual Report on Form 10-K entitled “Risk Factors.”

The forward-looking statements made in this Quarterly Report on Form 10-Q relate only to events as of the date hereof. We undertake no obligation to update any forward-looking statements after the date of this Quarterly Report on Form 10-Q or to conform such statements to actual results or revised expectations, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Each of the terms the “Company,” “Firefly,” “we,” “our,” “us” and similar terms used herein refer collectively to Firefly Aerospace Inc., a Delaware corporation, and its consolidated subsidiaries, unless otherwise stated.

Firefly Aerospace Inc.

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

Item 1. Financial Statements

	June 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$459,817	$792,966
Short-term investments	175,447	100,008
Accounts receivable, net	58,114	46,129
Advanced payments, current	71,592	12,350
Contract assets	19,939	3,499
Other current assets	14,381	8,223
Total current assets	799,290	963,175
Advanced payments, less current portion	10,269	60,496
Property and equipment, net	186,057	163,738
Right-of-use assets - operating leases	18,869	13,938
Right-of-use assets - finance leases	2,919	3,735
Intangible assets, net	152,286	165,709
Goodwill	466,984	450,119
Other assets, less current portion	2,549	4,024
Total assets	$1,639,223	$1,824,934

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$57,823	$35,626
Accrued expenses	52,356	42,755
Accounts payable and accrued expenses – related parties	1,446	330
Operating lease liability, current	3,053	1,161
Finance lease liability, current	1,066	1,056
Deferred revenue, current	151,174	116,135
Notes payable, current	7,410	7,099
Other current liabilities	18,795	9,419
Total current liabilities	293,123	213,581
Operating lease liability, less current portion	20,818	15,832
Finance lease liability, less current portion	1,462	2,004
Deferred revenue, less current portion	58,365	92,565
Notes payable, less current portion	19,588	281,441
Warrant liability	16,604	12,294
Other liabilities, less current portion	6,338	17,278
Total liabilities	416,298	634,995
Commitments and contingencies (See Note 12)
Stockholders’ equity
Common stock, $0.0001 par value, 1,000,000 shares authorized as of June 30, 2026 and December 31, 2025; 166,207 and 159,276 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	17	17
Additional paid-in capital, net	2,432,182	2,210,201
Accumulated deficit	(1,209,274)	(1,020,279)
Total stockholders’ equity	1,222,925	1,189,939
Total liabilities and stockholders’ equity	$1,639,223	$1,824,934

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Firefly Aerospace Inc.

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

(in thousands, except per share amounts)

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$117,683	$15,549	$198,562	$71,404
Cost of sales	93,808	11,554	157,226	65,189
Gross profit	23,875	3,995	41,336	6,215
Operating expenses
Research and development	71,532	45,774	139,041	93,786
Selling, general, and administrative	47,540	12,571	93,160	25,323
Total operating expenses	119,072	58,345	232,201	119,109
Loss from operations	(95,197)	(54,350)	(190,865)	(112,894)
Other income (expense), net
Change in fair value of warrant liability	(625)	(4,191)	(4,309)	(1,118)
Interest income	4,336	1,761	10,310	2,789
Interest expense	(1,794)	(6,998)	(5,399)	(13,190)
Gain on settlement of contingent liabilities	926	—	1,307	—
Other (expense) income, net	—	—	(7)	542
Total other income (expense), net	2,843	(9,428)	1,902	(10,977)
Loss before (benefit) provision for income taxes	(92,354)	(63,778)	(188,963)	(123,871)
(Benefit) provision for income taxes	(35)	—	32	—
Net loss and comprehensive loss	(92,319)	(63,778)	(188,995)	(123,871)
Less: Accretion of dividends of Series C Preferred Stock	—	(5,363)	—	(10,942)
Less: Accretion of dividends of Series D-1 Preferred Stock	—	(10,856)	—	(17,465)
Less: Accretion of dividends of Series D-3 Preferred Stock	—	(266)	—	(266)
Net loss available to common stockholders	$(92,319)	$(80,263)	$(188,995)	$(152,544)

Net loss per common share
Basic and diluted	$(0.57)	$(5.78)	$(1.18)	$(11.17)
Weighted-average common shares outstanding
Basic and diluted	161,784	13,877	160,711	13,659

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Firefly Aerospace Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(188,995)	$(123,871)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,888	7,916
Stock-based compensation	29,539	1,191
Change in fair value of warrant liability	4,309	5,107
Gain on settlement of contingent liabilities	(1,307)	—
Non-cash interest expense	821	3,586
Non-cash interest income	(2,361)	—
Changes in operating assets and liabilities:
Accounts receivable	(11,838)	(4,634)
Advanced payments	(8,373)	38,778
Contract assets	(16,440)	—
Other assets	(3,145)	(4,238)
Accounts payable	20,849	(3,344)
Accrued expenses	9,610	2,245
Accounts payable and accrued expenses - related parties	1,116	355
Other liabilities	(11,344)	(11,190)
Right-of-use assets	1,846	986
Lease liabilities	876	(2,063)
Deferred revenue	839	4,557
Net cash used in operating activities	(144,110)	(84,619)
Cash flows from investing activities
Purchases of property and equipment and internal-use software	(41,089)	(11,837)
Purchases of short-term investments	(125,000)	—
Payments for acquisitions of businesses, net of acquired cash	(3,699)	—
Proceeds from sale of short-term investments	50,008	—
Net cash used in investing activities	(119,780)	(11,837)
Cash flows from financing activities
Proceeds from issuance of common stock	184,111	—
Payments of offering costs	(1,502)	—
Proceeds from issuance of Preferred Stock	—	184,116
Principal payments on finance leases	(532)	(883)
Payments on notes payable	(3,945)	(3,195)
Payments of debt issuance costs	(1,188)	(575)
Proceeds from repayment of employee note	25	383
Proceeds from issuance of notes payable	1,730	—
Repayment of Revolving Credit Facility	(260,000)	—
Proceeds from exercise of stock options, net of shares withheld for taxes	12,042	595
Net cash (used in) provided by financing activities	(69,259)	180,441
Net (decrease) increase in cash and cash equivalents and restricted cash	(333,149)	83,985
Cash and cash equivalents and restricted cash
Balance, beginning of period	792,966	137,558
Balance, end of period	$459,817	$221,543
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$459,817	$205,286
Restricted cash, current	—	829
Restricted cash, non-current	—	15,428
Total cash and cash equivalents and restricted cash at the end of the period	$459,817	$221,543

	For the Six Months Ended June 30,
	2026	2025
Supplemental disclosures of cash flow information
Cash paid for interest	$5,546	$11,101
Non-cash investing and financing activities
Increase in accounts payable for property and equipment	$1,112	$1,413
Property and equipment acquired through loans	$642	$—
Capitalized interest (paid-in-kind)	$—	$573
Equity issued for business combination	$10,144	$—
Deferred offering costs payable	$1,055	$—
Debt issuance costs incurred but unpaid	$117	$—
Issuance of debt in exchange of software licenses and obligations	$—	$664
Acquisition of internal-use software licenses and obligations	$3,541	$—
Right-of-use asset acquired in exchange for operating lease liabilities	$5,066	$—
Right-of-use asset acquired in exchange for finance lease liabilities	$—	$1,625
Non-cash purchase consideration for acquisition of businesses	$5,438	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Firefly Aerospace Inc.

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands)

(unaudited)

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital, Net	Deficit	Equity
Balance as of December 31, 2025	—	$—	159,276	$17	$2,210,201	$(1,020,279)	$1,189,939
Common stock issued, net of shares withheld for employee taxes	—	—	791	—	(891)	—	(891)
Stock-based compensation	—	—	—	—	12,512	—	12,512
Net loss	—	—	—	—	—	(96,676)	(96,676)
Balance as of March 31, 2026	—	$—	160,067	$17	$2,221,822	$(1,116,955)	$1,104,884
Common stock issued, net of shares withheld for employee taxes	—	—	1,624	—	1,577	—	1,577
Stock-based compensation	—	—	—	—	17,027	—	17,027
Issuance of common stock, net of underwriting discounts and other offering costs	—	—	4,000	—	181,612	—	181,612
Issuance of common stock related to acquisitions of businesses	—	—	516	—	10,144	—	10,144
Net loss	—	—	—	—	—	(92,319)	(92,319)
Balance as of June 30, 2026	—	$—	166,207	$17	$2,432,182	$(1,209,274)	$1,222,925

	Redeemable Convertible				Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital, Net	Deficit	Deficit
Balance as of December 31, 2024	41,588	$759,582	13,241	$1	$—	$(767,623)	$(767,622)
Common stock issued, net of shares withheld for employee taxes	—	—	489	1	747	—	748
Stock-based compensation	—	—	15	—	431	—	431
Issuance of Series D-1 Preferred Stock	6,858	115,304	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	12,188	—	—	(1,178)	(11,010)	(12,188)
Net loss	—	—	—	—	—	(60,093)	(60,093)
Balance as of March 31, 2025	48,446	$887,074	13,745	$2	$—	$(838,726)	$(838,724)
Common stock issued, net of shares withheld for employee taxes	—	—	263	$—	231	$—	231
Stock-based compensation	—	—	—	—	760	—	760
Issuance of Series D-1 Preferred Stock	3,546	59,812	—	—	—	—	—
Issuance of Series D-3 Preferred Stock	551	10,000	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	16,485	—	—	(991)	(15,494)	(16,485)
Net loss	—	—	—	—	—	(63,778)	(63,778)
Balance as of June 30, 2025	52,543	$973,371	14,008	$2	$—	$(917,998)	$(917,996)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

1. The Company and Initial Public Offering

Firefly Aerospace Inc. (“Firefly” or the “Company”) is headquartered in Cedar Park, Texas. The Company was incorporated under the laws of the State of Delaware on January 27, 2017 and commenced operations on May 1, 2017.

On August 8, 2025, the Company completed an initial public offering (“IPO”) of shares of its common stock, par value $0.0001 per share. The Company’s common stock trades on the NASDAQ under the ticker “FLY.”

The Company is a space and defense technology company providing comprehensive mission solutions to national security, government, and commercial customers with an established track record of success. The Company’s mission is to reliably and repeatedly launch, land, and operate space systems from Earth to the Moon and beyond. Backed by a world-class team and proven technology, Firefly has designed, developed, and deployed its launch vehicles and dynamic spacecraft solutions to support critical customer missions across the space domain. The Company’s vertically-integrated approach encompasses the design, manufacturing and operation of small and medium launch vehicles, landers and spacecraft, as well as the development of complementary remote sensor, missile defense, and command and control software systems. Its purpose-built family of products aligns with the ongoing paradigm shift in government missions and procurement processes, where speed, efficiency, and economics drive customer decision-making. Through its offerings across launch and spacecraft solutions, its vertically-integrated product line, and its infrastructure, Firefly is a partner of choice for national security, government, and commercial customers for their critical space missions.

Since Firefly’s formation, it has established itself as a category leader across a diverse range of products and services that takes a comprehensive approach to providing a family of solutions to its customers’ space-based opportunities.

On October 31, 2025, the Company completed its acquisition of SciTec, Inc. (“SciTec”), a leader in advanced national security technologies. The acquisition advanced the Company’s comprehensive space services by adding mission-proven defense software analytics, remote sensor, and multi-phenomenology data expertise. SciTec’s core capabilities – which include missile warning, tracking and defense, intelligence, surveillance and reconnaissance, space domain awareness, and autonomous command and control – supplement Firefly’s launch, lunar, and in-space services. SciTec has further added ground and onboard data processing as well as AI-enabled systems designed for low latency operations to support advanced threat tracking and response across multiple domains.

As an early-stage company with a limited commercial operating history, Firefly is subject to all the risks and expenses associated with a start-up company. The Company must, among other things, respond to competitive developments, attract, retain, and motivate qualified personnel, and support the expense of marketing new products based on innovative technology. The Company expects to transition to operation as a manufacturing company, capable of producing and selling products at scale, on the date that the technological feasibility of the Alpha rocket is confirmed. The Company defines technological feasibility as satisfying three specific conditions: (i) reaching product qualification, (ii) achieving production readiness, and (iii) having successfully deployed a customer’s payload into its specific orbit and final destination. The Company has successfully deployed customer payloads into their specific orbits or destinations. The Company’s executive leadership comprised of at least the Chief Operating Officer and the Chief Technology Officer shall determine at what point the Company’s products have been fully qualified to reach technological feasibility and full-rate production. Until this determination is made, the Company has not recorded any inventory amounts, and all costs incurred are expensed.

The unaudited condensed consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. From inception, the Company has incurred an accumulated deficit totaling $1.2 billion as of June 30, 2026, and has incurred $144.1 million and $84.6 million in negative cash flows from operations during the six months ended June 30, 2026 and 2025, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. Certain information and disclosures normally included in the audited consolidated financial statements have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary for the fair statement of the unaudited condensed consolidated balance sheets, statements of net loss and comprehensive loss, statements of cash flows, and statements of convertible preferred stock and stockholders’ equity (deficit) for

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

these interim periods. The results for the interim period are not necessarily indicative of the results that may be expected for a full year. All intercompany balances and transactions have been eliminated.

Use of Estimates

The Company’s unaudited condensed consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Prior Period Reclassifications

Certain immaterial prior period amounts have been reclassified to conform to the current period presentation.

Concentration of Credit Risk

The Company estimates expected credit losses based on relevant information about past events, including historical credit loss experience and current conditions, such as the length of time accounts receivable are past due, customer payment histories, any specific customer collection issues identified, current market conditions which may affect customer financial condition, and reasonable and supportable forecasts of future credit losses. When measuring expected credit losses, the Company pools similar country risk and credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses. The Company writes off accounts receivable that have become uncollectible.

Major customers are defined as those individually comprising more than 10% of the Company’s total revenue. The Company’s revenue related to its major customers during the three and six months ended June 30, 2026 and 2025 was as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Customer 1	41.3%	—	34.4%	—
Customer 2	16.2%	59.2%	15.3%	83.8%
Customer 3	14.6%	—	16.6%	—
Customer 4	1.0%	39.8%	2.9%	15.8%

The customers that accounted for 10% or more of the Company’s total accounts receivable were as follows:

	June 30,	December 31,
	2026	2025
Customer 1	26.3%	22.9%
Customer 2	24.3%	—
Customer 3	6.3%	12.8%
Customer 4	—	28.6%

Recently Issued Accounting Standards

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2023-06

In October 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC topics, allow investors to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this ASU are to be applied prospectively. The Company does not expect that ASU 2023-06 will have a material impact on its consolidated financial statements.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. The Company is currently evaluating the impact of adopting the ASU.

ASU 2025-11

In December 2025, the FASB issued ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies the applicability of ASC 270, Interim Reporting and the form and content of interim financial statements. In addition, ASU 2025-11 requires entities to disclose material events occurring since the last annual reporting period. ASU 2025-11 will be effective for interim periods beginning January 1, 2028, and can be applied on a prospective or retrospective basis. The Company is in the process of evaluating the impact of this guidance on its financial statements; however, the Company does not expect that it will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

ASU 2025-05

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers by allowing the assumption that conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The Company elected to apply the practical expedient in its assessment of the allowance for credit losses as of January 1, 2026, which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

ASU 2025-06

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, to improve the operability and application of guidance related to capitalized software development costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified retrospective basis that is based on the status of the project and whether software costs were capitalized before the date of adoption. The Company early adopted ASU 2025-06 effective January 1, 2026 on a prospective basis. The adoption of ASU 2025-06 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3. Business Combinations

Space-ng

On June 23, 2026, the Company completed the acquisition of all of the outstanding capital stock of Space-ng Inc. (“Space-ng”) in exchange for purchase consideration of $16.0 million, consisting of approximately $0.4 million in cash, $2.3 million in deferred cash payments, $10.1 million in common stock, and $3.2 million of certain other net assets recorded by the Company related to arrangements in place between Firefly and Space-ng at the time of acquisition. Space-ng is a leader in AI-powered vision navigation and autonomous guidance systems. At the acquisition date, the fair value of the assets acquired was $17.7 million, inclusive of $2.5 million of finite-lived intangible assets and $13.5 million of goodwill. The fair value of liabilities assumed was $1.7 million. The Company issued 515,767 shares of common stock in connection with the acquisition. Of the total 515,767 shares issued, 142,955 shares were issued in exchange for unvested restricted stock of Space-ng and those shares remain subject to each holder’s continued employment with the Company over a period of four years. These shares were not accounted for as purchase consideration and will be accounted for separately as stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation.

Goodwill recognized from this acquisition, which was accounted for as a business combination under ASC 805, Business Combinations, is primarily attributable to expected synergies. The Company expects to finalize the purchase price allocation for the acquisition within

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

the allowable measurement period. Pro forma results of operations have not been presented as the impact of the acquisition on the Company’s consolidated financial results is not material.

SciTec

On October 31, 2025, the Company completed the acquisition of all of the outstanding capital stock of SciTec for a purchase price of $550.3 million, consisting of $277.4 million in cash, net of cash acquired, $269.6 million in common stock, and a $3.3 million post-closing working capital adjustment. SciTec has over four decades of experience and offers industry-leading AI-enabled defense software applications and big data processing capabilities in the forms of cloud-based, on-premise, and edge processing of high volumes of data from satellites across all orbits that are complementary to Firefly’s launch, lunar, and in-space vehicles. This acquisition is expected to complement the Company’s full-service hardware and software offerings to space and defense customers. SciTec is based in Princeton, New Jersey, and has facilities in Boulder, Colorado; El Segundo, California; Fairborn, Ohio; Huntsville, Alabama; and Herndon, Virginia.

The acquisition was accounted for as a business combination under ASC 805, Business Combinations, with the Company identified as the acquirer. The purchase price allocation as of the date of acquisition was based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available during the measurement period, a period not to exceed 12 months from the acquisition date. In connection with the acquisition, the Company incurred acquisition-related costs of $24.4 million, which were expensed as incurred on the date of closing.

The table below sets forth the consideration paid, the fair value of the assets acquired, and liabilities assumed at the acquisition date, as well as the measurement period adjustments recorded as of June 30, 2026:

	Acquisition Date Amounts Recognized as of October 31, 2025	Adjustments	Acquisition Date Amounts Recognized, As Adjusted as of June 30, 2026
Consideration
Cash, net of cash acquired	$277,417	—	$277,417
Net working capital adjustment	—	3,321	3,321
Equity (issuance of common stock)	269,556	—	269,556
Total consideration, net of cash acquired	$546,973	$3,321	$550,294

Assets acquired and liabilities assumed
Short-term investments	$8,413	$—	$8,413
Accounts receivable	45,769	—	45,769
Other current assets	1,962	—	1,962
Property and equipment	7,718	—	7,718
Right-of-use assets	2,276	—	2,276
Intangible assets	153,000	—	153,000
Goodwill	433,022	3,321	436,343
Total assets	652,160	3,321	655,481

Accounts payable	11,178	—	11,178
Accrued expenses	49,780	—	49,780
Operating lease liabilities, current	711	—	711
Deferred revenue	1,770	—	1,770
Other current liabilities	840	—	840
Operating lease liabilities, non-current	3,716	—	3,716
Deferred tax liabilities	37,192	—	37,192
Total liabilities	105,187	—	105,187
Net assets acquired	$546,973	$3,321	$550,294

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

The fair value of the property and equipment, and working capital items including accounts receivable, other current assets, accounts payable, accrued expenses, and other current liabilities, approximates their respective carrying values at the date of the acquisition, as well as the adjustments recorded during the measurement period. Operating lease liabilities were remeasured at the present value of the remaining lease payments using the Company’s incremental borrowing rate as of the acquisition date. The corresponding right-of-use assets were measured at an amount equal to the remeasured lease liabilities.

The following table summarizes the fair value of acquired identifiable intangible assets at the date of the acquisition:

	October 31, 2025	Weighted-Average Life
Trade name and trademarks	$18,000	5 years
Developed technology	74,000	10 years
Customer relationships	61,000	3 years
Total acquired intangible assets	$153,000

On the acquisition date, trade name and trademarks, developed technology, and customer relationships are classified as finite-lived intangible assets and are subject to annual impairment assessments under ASC 350-30-35-18 through 35-20.

The fair value of the acquired intangible assets, including trade name and trademarks and developed technology was determined using the relief from royalty method, while customer relationships were determined using the multi-period excess earnings method. Significant assumptions used in the determination of the fair values include forecasted revenue growth rates, assumed royalty rates and the market-participant discount rate. The useful life used in the valuation analysis was based on the economic life of each intangible asset. The Company assessed the economic useful life of these intangibles and concluded that these periods will be used as the amortization periods going forward.

In consideration of the nature of the amortization, management has concluded that the most appropriate way to reflect the economic benefits of the pattern in which the benefits are realized is to reflect the amortization in a manner consistent with the cash flow build up by period reflected in the valuation report.

In determining the useful lives and amortization policy to apply to the intangible assets acquired, the Company assessed the pattern in which the economic benefits of the assets are consumed. Based on this assessment, the Company amortizes its intangible assets based on the methodology that approximates the pattern in which it expects to benefit economically from these acquired intangible assets. The useful life is also derived from the time period over which the majority of the cash flows are expected to be generated. The Company will employ the useful lives identified through this exercise and amortize amounts using the economic consumption of the intangible asset over the accounting useful life for amortization of the associated intangible asset.

Goodwill generated from this business combination is primarily attributable to expected synergies from the transaction and incremental revenue and profit to be derived from the Company’s expansion into full-service hardware and software for its space and defense customers. The goodwill is not expected to be deductible for U.S. income tax purposes.

Unaudited Pro Forma Information

The following unaudited pro forma financial information presents the combined results of operations as if SciTec had been acquired as of the beginning of fiscal year 2025. The unaudited pro forma results include certain adjustments to revenue and net loss directly attributable to each acquisition, including transaction costs.

For the SciTec acquisition, transaction costs of approximately $29.6 million are assumed to have been incurred on January 1, 2025 and recognized during 2025, of which $24.4 million were incurred by SciTec and $5.2 million were incurred by the Company.

The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the consolidated results of operations of the combined businesses had the acquisitions actually occurred at the beginning of the respective periods, nor is it indicative of the future results of operations of the combined businesses.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

	For the Three Months Ended June 30, 2025	For the Six Months Ended June 30, 2025
Pro forma revenue	$61,116	$159,314
Pro forma net loss and comprehensive loss	$(67,614)	$(156,441)
Pro forma net loss per common share – basic and diluted	$(6.06)	$(13.55)

4. Revenue

The following table presents revenue disaggregated by type for the three and six months ended June 30, 2026 and 2025:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Launch revenue	$9,400	$6,349	$22,652	$11,519
Spacecraft Solutions revenue	108,283	9,200	175,910	59,885
Total revenue	$117,683	$15,549	$198,562	$71,404

Launch Revenue

The Company has contracts with commercial and government entities to provide launch and integration services for payloads requiring transportation into orbit via launch vehicles. These contracts may include milestone payments and deposits. The Company considers the performance obligation under these contracts to be the initiation of the launch and recognizes revenue at that point in time. When the contract contains multiple performance obligations, stand-alone selling prices are established for each performance obligation in the contract based on cost plus margin or market prices for similar goods and services.

The Company also enters into contracts with its customers to provide engineering services and related components, and to develop and provide licenses for intellectual property. In these cases, the Company’s performance obligation is satisfied over time since the tasks are performed according to the customer’s specifications, which creates an asset with no alternative use to the Company, for which the Company has an enforceable right to payment for performance completed to date. The measure of progress over time is based upon an input method using a cost-to-cost measure which best depicts the transfer of control to the customer. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total cost at completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity, and the costs of overhead. If the estimate of total costs to be incurred for a contract exceeds the total estimate of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is identified. Engineering services billed hourly are recognized over time.

Spacecraft Solutions Revenue

Spacecraft Solutions revenue includes revenue from contracts with commercial and government entities to provide end-to-end services to integrate payloads into Blue Ghost and Elytra for transport to the Moon and on-orbit space domain awareness missions, as well as to develop and provide software, sensor, and data processing capabilities for national defense missions. These contracts include firm-fixed-price, time and materials, and cost-plus pricing structures. For commercial payload services we consider the performance obligation to be the integration and delivery of customer payloads to specified destinations. These contracts typically require that the customer make milestone payments as specific conditions and tasks are performed. For software, sensor, and data processing contracts, we consider the performance obligation to be the development and implementation of the contracted solution. These contracts require customers to make milestone payments as specific conditions and tasks are performed, or regular periodic payments as costs are incurred. Performance obligations are satisfied over time since either (1) the tasks are performed according to the customer’s specifications and create an asset with no alternative use to the Company, or (2) the customer receives and consumes benefits as work is completed and the Company has an enforceable right to payment for performance completed to date.

For Spacecraft Solutions arrangements, the measure of progress over time is based upon an input method using a cost-to-cost measure which best depicts the transfer of control to the customer. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Estimating the total costs at completion of a performance obligation requires management to make estimates related to items

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

such as subcontractor performance, material costs and availability, labor costs and productivity, and the costs of overhead. If estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is estimated.

Generally, our Spacecraft Solutions contracts do not contain an embedded lease because the Company is able to derive more than insignificant economic benefits from the various capabilities provided through these contracts. However, in the limited instances when the customer obtains substantially all of the economic benefits, determined at contract inception, the contract is determined to include an embedded lease. For such arrangements, the Company has determined that the customer is the deemed accounting owner of the asset during the construction period. As a result, the Company determined it is providing services for the integration and delivery of the customer payload for those arrangements, and accounts for them based on the guidance for contracts with customers.

For all revenue streams, the Company considers customer payments that are contingent on the success of a mission or that are dependent on award criteria to be variable consideration. We assess the likelihood of success of a mission or achievement of contractual award requirements at inception and may defer the recognition of some or all of the variable consideration until success of the mission is assured or the award fee amount is determined.

The Company’s contracts may provide customers with termination for convenience clauses, which may or may not include termination penalties. In some contracts, the size of the contractual termination penalty increases closer to the scheduled launch date. At the inception of each contract, the Company evaluates the contract’s termination provisions and the impact on the accounting contract term (i.e., the period in which the Company has enforceable rights and obligations). This includes evaluating whether there are termination penalties and if so, whether they are considered substantive. The Company applies judgment in determining whether the termination penalties are substantive.

The Company has elected the following practical expedients for Launch and Spacecraft Solutions revenue: (1) the Company does not account for significant financing components if the period between revenue recognition and when the customer pays for the product or service will be one year or less, (2) the Company recognizes revenue equal to the amount it has a right to invoice when the amount corresponds directly with the value to the customer of the Company’s performance to date, (3) the Company does not account for shipping and handling activities as a separate performance obligation, but rather as an activity performed to transfer the promised good or service, and (4) the Company will allocate the total consideration expected to be received from the customer to the total goods or services expected to be provided to the customer, including any expected contract term renewals.

The Company includes in its computation of remaining performance obligations customer orders for which it has accepted signed sales orders. Due to their nature, time and materials contracts contain variable consideration; however, in general, the Company’s performance obligations under time and materials contracts qualify for the “right to invoice” practical expedient. Under this practical expedient, the Company recognizes revenue over time, in the amount to which the Company has a right to invoice. In addition, the Company is not required to estimate such variable consideration upon inception of the contract and reassess the estimate each reporting period. The Company determined that this method best represents the transfer of services, as upon billing the Company has a right to consideration from a customer in an amount that directly corresponds with the value to the customer of the Company’s performance completed to date. At June 30, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations was $563.7 million. External factors, such as customer and supplier acceleration or delays, can affect the timing of revenue recognized on performance obligations. The Company expects to recognize approximately 42% of its remaining performance obligations as revenue within the next 12 months, and approximately 21% of its remaining performance obligations for the following 12 months, with the remaining approximately 37% expected to be recognized thereafter. The remaining performance obligations do not include variable consideration that was determined to be constrained.

Contract Balances

Contract assets and liabilities reflect timing differences between the receipt of consideration and the fulfillment of performance obligations under a contract with a customer. Contract assets reflect performance obligations satisfied, and revenue recognized in advance of customer billings. Contract liabilities reflect consideration received in advance of the satisfaction of a performance obligation under a contract with a customer.

Unbilled receivables are contract assets that are classified as trade receivables because only the passage of time is required before payment of that consideration is due. Unbilled receivables are recorded within accounts receivable on the unaudited condensed consolidated balance sheets. Contract assets that are not unbilled receivables are separately presented on the unaudited condensed consolidated balance sheets. Contract liabilities are recorded within deferred revenue on the unaudited condensed consolidated balance sheets.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

Contract assets consisted of the following:

	June 30, 2026	December 31, 2025
Unbilled receivables	$21,001	$13,497
Contract assets	19,939	3,499
Total contract assets	$40,940	$16,996

Deferred revenue consisted of the following:

	June 30, 2026	December 31, 2025
Launch	$72,371	$77,843
Spacecraft Solutions	137,168	130,857
Total deferred revenue	$209,539	$208,700

During the six months ended June 30, 2026 and 2025, the Company recognized $53.3 million and $55.7 million, respectively, of revenue that was included in the contract liabilities balance at the beginning of each period.

Loss Contracts

The Company recognizes a contract loss when the current estimate of the consideration expected to be received is less than the current estimate of total estimated costs to complete the contract. For purposes of determining the existence or amount of a contract loss, the Company considers total contract consideration, including any variable consideration constrained for revenue recognition purposes. The Company may experience favorable or unfavorable changes in contract losses from time to time due to changes in estimated contract costs and modifications that result in changes to contract prices.

As a result of unfavorable changes in estimated contract costs during the three and six months ended June 30, 2026 the Company recorded new contract loss provisions for two of its firm-fixed-price contracts. As of June 30, 2026 and December 31, 2025, the Company recorded total contract loss provisions of $11.7 million and $8.0 million, respectively.

5. Property and Equipment, Net

Property and equipment, net consisted of the following as of June 30, 2026 and December 31, 2025:

	June 30,	December 31,
	2026	2025
Machinery and equipment	$55,931	$47,124
Test stands	51,940	42,255
Buildings	60,762	48,999
Land and land improvements	5,800	5,123
Construction in progress	30,285	38,654
Furniture and fixtures	5,813	3,359
Computer equipment	6,398	5,713
Software	384	1,141
Vehicles	501	479
Leasehold improvements	19,786	12,984
Total	237,600	205,831
Less: Accumulated depreciation	(51,543)	(42,093)
Property and equipment, net	$186,057	$163,738

Depreciation expense was $6.0 million and $3.9 million for the three months ended June 30, 2026 and 2025, respectively, and $14.7 and $7.9 for the six months ended June 30, 2026 and 2025, respectively, and was recorded in the unaudited condensed consolidated statements of net loss within cost of sales, research and development, and selling, general, and administrative expenses.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

6. Accrued Expenses

Accrued expenses consisted of the following as of:

	June 30,	December 31,
	2026	2025
Payroll-related expenses	$31,241	$17,617
Professional services expenses	12,445	5,854
Other accrued expenses	8,670	19,284
Accrued expenses	$52,356	$42,755

7. Intangible Assets, Net

The intangible assets gross carrying amount and accumulated amortization as of June 30, 2026 and December 31, 2025 are detailed below.

		June 30, 2026
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Internal-use software licenses	1-3 years	$13,645	$(3,817)	$9,828
Internally-developed software	3-5 years	311	—	311
Trade name and trademarks	5 years	18,000	(2,400)	15,600
Developed technology	10 years	76,480	(4,933)	71,547
Customer relationships	3-9 years	61,000	(6,000)	55,000
Total		$169,436	$(17,150)	$152,286

		December 31, 2025
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Internal-use software	1-3 years	$18,484	$(2,442)	$16,042
Trade name and trademarks	5 years	18,000	(600)	17,400
Developed technology	10 years	74,000	(1,233)	72,767
Customer relationships	3-9 years	61,000	(1,500)	59,500
Total		$171,484	$(5,775)	$165,709

The Company capitalizes certain development costs incurred in connection with its internal-use software products including specific software upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Costs incurred prior to meeting the probable-to-complete threshold are expensed as incurred. Once the probable-to-complete threshold is satisfied, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing, at which time amortization of the capitalized software begins. Internally-developed software is amortized on a straight-line basis over its estimated useful life, generally three to five years.

The Company capitalized $3.0 million of both internal-use software licenses and software-in-development during the three months ended June 30, 2026. Capitalized costs associated with software-in-development are not amortized until the related assets are substantially complete and ready for their intended use. Amortization expense related to the Company’s finite-lived intangible assets was $7.9 million for the three months ended June 30, 2026 and $15.2 million for the six months ended June 30, 2026. The Company did not recognize any amortization expense related to its finite-lived intangible assets for the three and six months ended June 30, 2025.

The table below presents expected amortization expense related to the Company’s intangible assets as of June 30, 2026:

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

2026 (for the remaining period)	$12,912
2027	24,346
2028	22,634
2029	16,915
2030	16,315
Thereafter	58,853
Internally-developed software not yet subject to amortization	311
Total future amortization	$152,286

8. Goodwill

Changes in the carrying amount of goodwill are detailed below:

Balance at December 31, 2025	$450,119
SciTec acquisition net working capital adjustment	3,321
Space-ng acquisition	13,544
Balance at June 30, 2026	$466,984

Goodwill is defined as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. At June 30, 2026, the Company has only one operating segment, which represents its only reportable segment. Refer to Note 3. Business Combinations for further detail of the items comprising the changes in goodwill during the six months ended June 30, 2026.

9. Fair Value Measurement

The Company measures its financial assets and liabilities at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company uses the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, certain prepaid expenses, other current assets, accrued liabilities, and other current liabilities approximate fair value because of their short-term maturities.

The Company issued warrants to purchase Series J Preferred Stock (the “Series J Warrants”) in connection with the Company’s entrance into a financing agreement pursuant to which certain term loans were made to the Company (refer to Note 11. Notes Payable and Warrants for further detail). The Company used a Black-Scholes option-pricing valuation model to value the Series J Warrants as of June 30, 2026. The following table presents the key inputs applied in the valuation of the Series J Warrants:

June 30, 2026
Common stock price	$29.40
Exercise price for the Series J Warrants	$21.17
Risk-free rate	4.26%-4.30%
Volatility	97.5%-101.5%
Term (years)	7.05-7.89
Black-Scholes value (per share)	$25.64-25.87
Number of warrants	646
Value of Series J Warrants	$16,604

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

The following tables present the key inputs applied in the valuation of the Series J Warrants as of December 31, 2025:

December 31, 2025
Common stock price	$22.37
Exercise price for the Series J Warrants	$21.17
Risk-free rate	3.94%-4.01%
Volatility	92.5%-97.5%
Term (years)	7.55-8.39
Black-Scholes value (per share)	$19.00-19.06
Number of warrants	646
Value of Series J Warrants	$12,294

During each of the three and six months ended June 30, 2026 and 2025, no warrants were issued. The fair value remeasurement of the Series J Warrants resulted in an increase in fair value of $0.6 million and $4.3 million for the three and six months ended June 30, 2026 respectively. No warrants were exercised during the three and six months ended June 30, 2025.

The fair value of the Series J Warrants on June 30, 2026 was $16.6 million.

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$294,162	$—	$—	$294,162
Money market funds	165,655	—	—	165,655
Time deposits	175,447	—	—	175,447
Total financial assets	$635,264	$—	$—	$635,264
Liabilities:
Series J Warrants	$—	$16,604	$—	$16,604
Total financial liabilities	$—	$16,604	$—	$16,604

The fair value of the Series J Warrants on December 31, 2025 was $12.3 million.

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash	$787,747	$—	$—	$787,747
Money market funds	—	5,219	—	5,219
Time deposits	100,008	—	—	100,008
Total financial assets	$887,755	$5,219	$—	$892,974
Liabilities:
Series J Warrants	$—	$12,294	$—	$12,294
Total financial liabilities	$—	$12,294	$—	$12,294

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

10. Leases

The Company has existing operating and finance leases for corporate offices and facilities, vehicles and certain equipment. The Company’s leases have remaining terms of less than one year to 15 years, some of which include options to extend the lease term. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options.

The components of lease expense were as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Finance lease expense:
Amortization of right-of-use assets	$408	$443	$816	$748
Interest on lease liabilities	85	118	178	245
Operating lease expense	906	387	1,733	795
Total lease expense	$1,399	$948	$2,727	$1,788

Amortization of right-of-use assets was recorded within research and development, and selling, general, and administrative expenses, interest on lease liabilities was recorded within interest expense, and operating lease expense was recorded within research and development, and selling, general, and administrative expenses, each in the unaudited condensed consolidated statements of net loss.

Operating and finance lease right-of-use assets and liabilities as of June 30, 2026 and December 31, 2025 were as follows:

	June 30,	December 31,
	2026	2025
Assets:
Operating lease right-of-use assets	$18,869	$13,938
Finance lease right-of-use assets	$2,919	$3,735

Liabilities:
Current:
Operating lease liabilities	$3,053	$1,161
Finance lease liabilities	$1,066	$1,056
Non-current:
Operating lease liabilities	$20,818	$15,832
Finance lease liabilities	$1,462	$2,004

As most of the Company’s operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments.

Failed Sale and Leaseback

The Company leases various equipment through purchase and leaseback agreements with terms between five and seven years. The purchase and leaseback agreements provide an option for Firefly to purchase the equipment for nominal consideration that the Company is reasonably certain to exercise. The purchase and leaseback agreements were evaluated under the sale and leaseback guidance in ASC 842-40, Leases – Sale and Leaseback Transactions. Due to the purchase option, the transactions were accounted for as failed sales and leasebacks, and the Company has accounted for the purchase and leaseback agreements as financings.

As a result, the Company has reflected the manufacturing equipment on its unaudited condensed consolidated balance sheets in property and equipment, net, and recognizes depreciation expense over its estimated useful life. During the three months ended June 30, 2026, the Company recorded an initial financing liability of $2.3 million related to a new failed sale and leaseback agreement in notes payable. As of June 30, 2026, the Company’s notes payable, current and non-current, related to failed sales and leasebacks were $6.6 million and $19.5 million, respectively. As of December 31, 2025, the Company’s related notes payable, current and non-current, were $6.0 million and $21.1 million, respectively. The Company does not recognize rent expense related to these purchase and leaseback agreements. Instead, periodic lease payments are recognized as interest expense and reductions of the principal balance of the financing liability.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

For the three months ended June 30, 2026, payments of $1.8 million were made under the purchase and leaseback agreements in addition to interest expense of $0.5 million. For the six months ended June 30, 2026, payments of $3.4 million were made under the purchase and leaseback agreements in addition to interest expense of $1.0 million.

For the three months ended June 30, 2025, payments of $1.4 million were made under the purchase and leaseback agreements in including interest expense of $0.6 million, and during the six months ended June 30, 2025 payments of $2.7 million were made under the purchase and leaseback agreements, including interest expense of $1.2 million.

11. Notes Payable

Financing Agreement

On July 17, 2023, the Company entered into a financing agreement (as amended from time to time and last amended August 13, 2024, the “Financing Agreement”) among the Company, as the Borrower, certain subsidiaries of the Company (collectively, “Guarantors”), lenders (the “Lenders”) and U.S. Bank Trust Company, N.A., as administrative agent and collateral agent (“Agent”). The Financing Agreement provided term loans in the aggregate principal amount of $136.1 million, comprised of $103.5 million principal amount of term A loans (the “Term A Loans”) and $32.6 million principal amount of term B loans (the “Term B Loans,” and together with the Term A Loans, and along with the incremental term loans from subsequent amendments from time to time, the “Term Loans”). The Term Loans matured on July 17, 2028 (the “Term Loan Maturity Date”).

All obligations under the Financing Agreement were guaranteed by the Company and Guarantors, comprised of all wholly owned domestic subsidiaries of the Company other than certain excluded subsidiaries, and were secured by substantially all of the Company’s assets.

An AON Insurance Policy was issued to the Agent on behalf of the Lenders, which indemnified the Lenders up to $103.5 million of the Term A Loans for any loss incurred if the Company fails to pay the Term Loans when due. The Company paid the initial insurance premium of $15.0 million using the proceeds from the Term Loans. The Company was required to pay the insurer an exit fee equal to 0.75% of the principal amount of the Term A Loans on the date on which the loans were prepaid.

The Financing Agreement required the Company to fund certain collateral accounts, comprised of interest reserve accounts and an insurance premium reserve account. Cash interest due but not paid from available unrestricted cash was payable from the interest reserve accounts, and funds deposited in the insurance premium account were used to pay the insurance premiums when due.

The Company paid $18.7 million in debt issuance costs, including both lender fees and third-party costs, using the proceeds of the Term Loans.

The Term Loans bore fixed interest rates. The interest rate for the Term A Loans was 13.875% per annum. The interest rate for the Term B Loans is 13.875% per annum from the initial closing date to the third anniversary of the initial closing date and 19.135% per annum thereafter until the Term Loan Maturity Date. Interest was computed on the basis of a 360‑day year for the actual number of days elapsed and payable monthly in cash and in arrears on the last business day of each calendar month.

Mandatory prepayments were required to be made upon the occurrence of certain events. Voluntary prepayments were permitted in whole or in part at any time. All prepayments were subject to a specified premium that applies for the first 24 months following the initial closing date, calculated as the present value of the sum of the amounts of each unpaid interest payment due during the specified premium period computed using a discount rate equal to the treasury rate on the day one business day prior to the date of prepayment, plus 0.5%.

The Financing Agreement contained certain covenants including a requirement for a minimum cash balance, financial covenants, and negative covenants customary for transactions of this type, including a specific covenant to the interest reserve accounts to maintain a minimum interest reserve amount equal to 7.9% of the aggregate balance of the Term Loans.

The initial debt issuance costs, including the insurance premium paid, estimated second premium and final premium, exit fee and discount created by allocating proceeds to the fair value of the Series J Warrants issued in connection with the issuance of the Term Loans (refer to Note 9. Fair Value Measurement for further detail), were deferred and amortized to interest expense over the contractual term of the Term Loans using the effective interest method.

The subsequent amendments of the Financing Agreement following the initial closing date did not result in a troubled debt restructuring and were all accounted for as debt modifications. As a result, the third-party costs incurred were expensed and newly incurred lender

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

fees, along with the previously deferred and unamortized issuance costs of the Term Loans prior to the amendments, were deferred and amortized over the remaining contractual term of the Term Loans.

Term Loans Extinguishment

On August 8, 2025, the Company completed its IPO and used a portion of the net proceeds to fully repay the outstanding Term Loans under the Financing Agreement. The repayment included the principal amounts of the outstanding Term Loans, accrued interest, and applicable prepayment premiums.

The Company recognized a loss on extinguishment of debt of $30.4 million, which includes the write-off of unamortized debt issuance costs, specified premium, and the exit fee associated with the Term A Loans and Term B Loans. The specified premium applicable to the prepayment was calculated in accordance with the terms of the Financing Agreement.

Following the repayment, all obligations under the Financing Agreement, including guarantees and collateral arrangements, were terminated. The interest reserve accounts and insurance premium reserve account were released, and the related restricted cash balances were reclassified to unrestricted cash.

Interest expense recognized related to the Term Loans was as follows:

	For the Three Months Ended June 30, 2025	For the Six Months Ended June 30, 2025
Contractual interest expense	$4,794	$9,550
Amortization of debt issuance costs	2,141	3,556
Total interest expense	$6,935	$13,106

Revolving Line of Credit

On August 8, 2025, following the completion of the IPO, the Company entered into a new credit agreement providing for a senior secured revolving credit facility (the “Revolving Credit Facility”) in the aggregate principal amount of $125.0 million, which includes a sublimit for the issuance of letters of credit in an amount up to $15.0 million and a sublimit for swingline loans in an amount up to $7.5 million.

On November 7, 2025, the Company amended the credit agreement to, among other things, increase the then-existing commitments under the Revolving Credit Facility by $135.0 million for an aggregate principal amount of $260.0 million.

On April 3, 2026, the Company amended the credit agreement to, among other things, further increase the existing commitments under the Revolving Credit Facility by $45.0 million, for an aggregate principal amount of $305.0 million.

The Revolving Credit Facility matures on August 8, 2028.

Prior to April 3, 2026, the loans under the Revolving Credit Facility bore interest at a variable rate per annum equal to, at the Company’s option, either (a) term SOFR plus a 3.00% spread or (b) an alternative base rate (as set forth in the credit agreement) plus a 2.00% spread. After giving effect to the April 3, 2026 amendment, the loans under the Revolving Credit Facility bear interest at a variable rate per annum equal to, at the Company’s option, either (a) term SOFR plus a 3.25% spread or (b) an alternative base rate (as set forth in the credit agreement) plus a 2.25% spread.

A commitment fee of 0.375% per annum is applied on the unused commitments under the Revolving Credit Facility.

Capitalized debt issuance costs are amortized into interest expense over the term of the Revolving Credit Facility on a straight-line basis. The remaining unamortized debt issuance costs for the Revolving Facility totaled $3.6 million as of June 30, 2026. Interest expense recognized during the three months ended June 30, 2026 related to the Revolving Facility was $0.7 million, including $0.3 million of contractual interest expense and $0.4 million of amortization of debt issuance costs. Interest expense recognized during the six months ended June 30, 2026 related to the Revolving Facility was $3.5 million, including $2.7 million of contractual interest expense and $0.8 million of amortization of debt issuance costs.

On February 18, 2026, the Company repaid the $260.0 million in then-outstanding aggregate principal. At June 30, 2026, the Revolving Credit Facility remained undrawn.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

The following table presents the Company’s outstanding debt:

	June 30,	December 31,
Notes	2026	2025
4.50% due 2026	$93	$184
7.71% due 2029(2)	16,129	18,403
8.31% due 2031(2)	8,030	8,692
7.8% due 2031(2)	1,949	—
Other notes	1,020	1,530
Outstanding borrowings on Revolving Credit Facility	—	260,000
Total debt	27,221	288,809
Less: Unamortized issuance costs(1)	(223)	(269)
Total debt, net	26,998	288,540
Less: Current portion	7,410	7,099
Long-term debt, net	$19,588	$281,441

(1) The unamortized issuance costs do not include the $3.6 million of debt issuance costs related to the Revolving Credit Facility included in other current assets and other assets, less current portion.

(2) Includes obligations related to various equipment recorded as failed sale leaseback transactions. Refer to Note 10. Leases for further detail.

The following table summarizes the future principal payments on notes payable in each of the next five years and thereafter:

2026 (for the remaining period)	$3,820
2027	7,273
2028	7,466
2029	5,504
2030	2,336
Thereafter	822
Total	27,221
Less: Unamortized issuance costs(1)	(223)
Total debt, net	$26,998

(1) The unamortized issuance costs do not include the $3.6 million of debt issuance costs related to the Revolving Credit Facility included in other current assets and other assets, less current portion.

12. Commitments and Contingencies

Litigation and Claims

The Company is involved in various pending and threatened litigation matters in the ordinary course of business. In the future, it may be subject to additional legal proceedings, the scope and severity of which is unknown and could adversely affect its business. In addition, from time to time, the Company may receive letters or other forms of communication asserting claims against it.

On November 11, 2025, one of Firefly’s purported stockholders filed a putative class action complaint in the United States District Court for the Western District of Texas in an action originally captioned Diamond v. Firefly Aerospace Inc., et al., Case No. 1:25-cv-01812 (W.D. Tex.) (the “Securities Action”). The original complaint named Firefly and certain of Firefly’s current and former directors and officers as defendants, and asserted claims for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder and Sections 11 and 15 of the Securities Act of 1933, as amended (the “Securities Act”), arising from allegedly false or misleading statements or omissions of purportedly material fact concerning the demand and growth prospects of Firefly’s Spacecraft Solutions offerings and the operational readiness and commercial viability of the Alpha rocket. On March 26, 2026, the Court appointed co-lead plaintiffs, pursuant to the Private Securities Litigation Reform Act of 1995 and recaptioned the case as In re Firefly Aerospace Securities Litigation. The co-lead plaintiffs filed an amended complaint on May 29, 2026, asserting the same causes of action but naming additional defendants, including certain of Firefly’s investors and their affiliates and the underwriters from Firefly’s IPO and, among other changes, removing claims of allegedly false or misleading statements or omissions relating to Firefly’s Spacecraft Solutions offerings. On July 30, 2026, Firefly and the other defendants moved to dismiss the amended complaint in full, which motion remains pending. Firefly intends to defend itself vigorously against these

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

allegations and claims, but is currently unable to predict the outcome of this lawsuit and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

On December 23, 2025, one of Firefly’s purported stockholders filed a complaint in the United States District Court for the Western District of Texas in an action captioned Shadowbolt v. Kim, et al., Case No. 1:25-cv-02126 (W.D. Tex.) (the “Derivative Action”). The plaintiff seeks to pursue claims, purportedly on Firefly’s behalf, against certain of Firefly’s current and former directors and officers for alleged breaches of fiduciary duty and contribution under Section 21D of the Exchange Act and Section 11(f) of the Securities Act, among other common law causes of action, arising from substantially the same allegations at issue in the Securities Action. The Derivative Action is stayed in its entirety pending entry of final judgment, including after any appeals have been pursued or exhausted, in the Securities Action. Firefly is currently unable to predict the outcome of this lawsuit and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

In addition to the above, in the ordinary course of business, Firefly is involved in a variety pending and threatened litigation matters, and in the future, Firefly may be subject to additional legal proceedings, the scope of which is unknown and could adversely affect our business. In addition, from time to time, we may receive letters or other forms of communication asserting claims against us. Regardless of the outcome, these proceedings could adversely impact our business because of defense costs, diversion of management resources, and other factors. Although the results of legal proceedings and claims are inherently unpredictable and uncertain, Firefly currently does not believe that these matters, individually or in the aggregate, will materially affect Firefly’s business, financial position, results of operations or cash flows.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of a possible loss can be established, the most probable amount in the range is accrued. If no amount within the range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees, and other directly related costs expected to be incurred.

The Company does not believe that any such matters, individually or in the aggregate, will materially affect the Company’s consolidated financial condition, results of operations, or cash flows.

The Company did not recognize any contingent liabilities as of June 30, 2026. As of December 31, 2025, $2.3 million of contingent liabilities related to Spaceflight, Inc were recognized in other non-current liabilities. Due to the resolution of certain underlying matters, the balance decreased by $1.5 million and $2.3 million during the three and six months ended June 30, 2026, respectively, and resulted in net gains recognized in the condensed consolidated statements of net loss and comprehensive loss during both the three and six months ended June 30, 2026 and 2025.

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. To date, the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company also currently has directors’ and officers’ insurance.

13. Stockholders’ Equity and Redeemable Convertible Preferred Stock

Initial Public Offering

On August 8, 2025, the Company completed an IPO of an aggregate of 22.2 million shares of its common stock, par value $0.0001 (which included the exercise in full by the underwriters of their option to purchase an additional 2.9 million shares of common stock) at a public offering price of $45.00 per share, for an aggregate offering price of $998.6 million. The Company received aggregate proceeds of $932.3 million, net of $57.4 million of underwriting discounts and commissions and $11.4 million of offering costs.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

In connection with the closing of the IPO, all of the then-outstanding shares of the Company’s redeemable convertible preferred stock (collectively, the “Preferred Stock”) were converted into 105.8 million shares of common stock. All outstanding warrants issued to purchase common stock (the “Common Warrants”) were automatically exercised into 1.0 million shares of common stock, and 0.6 million shares of common stock are reserved for issuance upon exercise of the Series J Warrants (as defined in Note 9. Fair Value Measurement).

On August 8, 2025, the Company used a portion of the net proceeds from the IPO to repay the Term Loans under the Financing Agreement (each as defined in Note 11. Notes Payable), together with the specified prepayment premium of $11.4 million, and accrued interest.

In connection with the IPO, the Company effected a 1-for-3.2544 reverse stock split of its common stock and a proportionate decrease in the number of its authorized shares. All share and per share information, including share-based compensation, throughout the accompanying unaudited condensed consolidated financial statements has been retroactively adjusted to reflect the reverse stock split.

Registered Equity Offering

On June 1, 2026, the Company completed an underwritten public offering of 12.0 million shares of common stock at a public offering price of $48.00 per share (the “Registered Equity Offering”), consisting of 4.0 million shares offered by the Company and 8.0 million shares offered by certain entities affiliated with AE Industrial Partners (collectively, “AE Industrial”). The Company received net proceeds of $181.6 million, after deducting underwriting discounts and commissions of $7.9 million and offering expenses of $2.6 million. The Company did not receive any proceeds from the sale of shares by AE Industrial.

Of the offering expenses, $2.5 million was directly attributable to the offering and offset against additional paid-in capital. The remaining $0.1 million was expensed during the three months ended June 30, 2026. See Note 16. Related Party Transactions.

14. Stock-Based Compensation

2017 Equity Incentive Plans

In October 2017, the Company adopted and approved the 2017 Stock Plan (the “2017 Plan”) under which 3.1 million shares of the Company’s common stock were originally reserved for issuance to employees, directors, and consultants. In 2023, the Company twice amended the 2017 Plan to increase the number of reserved shares to a total of approximately 26.7 million. In 2024, the Company twice amended the 2017 Plan to increase the number of reserved shares by an additional total 11.3 million shares for a total of approximately 38.1 million. Under the 2017 Plan, the Company may grant stock options, restricted stock awards (“RSAs”), and RSUs. Options granted under the Plan may be either incentive stock options (“ISOs”) or stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors). Awards granted under the 2017 Plan generally vest based on service over various periods ranging from immediately to five years. Certain performance-based awards vest upon the occurrence of a qualified liquidity event (including a change in control or IPO), while some awards may accelerate vesting upon such an event. Options expire as determined by the Board of Directors but not more than ten years after the date of grant, unless the holder of an ISO owns more than 10% of the voting power in the Company, in which case the term cannot exceed five years. The Company had no shares of common stock available for future issuance under the 2017 Plan as of June 30, 2026.

In 2024, the Company established a Performance-Based Incentive Compensation Plan (the “2024 Plan”) that allows for the issuance of stock options, RSAs, RSUs, and cash incentives to employees, directors, and consultants. The stock-based awards granted under the 2024 Plan are governed in accordance with the terms and conditions of the 2017 Plan. The 2024 Plan also included cash incentive opportunities tied to the achievement of specific performance goals. Subsequent to the adoption of the 2025 Plan (as defined below), no further awards were granted under the 2017 Plan.

2025 Omnibus Incentive Plan

In July 2025, the Board of Directors adopted, and the Company’s stockholders approved, the Firefly Aerospace Inc. 2025 Omnibus Incentive Plan (the “2025 Plan”). The 2025 Plan authorizes grants of stock options, stock appreciation rights, RSAs, RSUs, performance awards, other stock‑based awards, cash awards, and substitute awards. The 2025 Plan reserves 24.1 million shares of common stock, subject to annual increases beginning January 1, 2026 equal to the lesser of (i) 3% of shares outstanding or (ii) a smaller amount determined by the Board of Directors. RSUs and restricted stock granted under the 2025 Plan vest based on service, performance conditions, or both, and unvested units are typically forfeited upon termination.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

Compensation cost for employee stock-based awards is based on the estimated grant date fair value and is recognized over the vesting period of the applicable award on a straight-line basis for service-based awards with graded vesting.

2025 Employee Stock Purchase Plan

In August 2025, the Board of Directors adopted, and the Company’s shareholders approved, the 2025 Employee Stock Purchase Plan (the “ESPP”). The ESPP authorizes the issuance of shares of common stock pursuant to purchase rights granted to the Company’s employees. The option purchase price will be designated by the ESPP administrator but will not be less than 85% of the fair market value of a share of the Company’s common stock on the applicable enrollment date or the applicable exercise date, whichever is lower. A total of 3.2 million shares of the Company’s common stock was initially reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on January 1 of each fiscal year beginning in 2026 by an amount equal to the lesser of (i) 1.0% of the shares outstanding on the last day of the immediately preceding fiscal year or (ii) a lesser amount determined by the Company’s Board of Directors; provided, however, that no more than 3.2 million shares may be issued per year in total under the ESPP.

RSUs

Subsequent to the IPO, the Company grants service-based RSUs to employees, all of which relate to the Company’s common stock, under the 2025 Plan. RSUs generally expire within four years from grant date. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for one to four years, during which time the grants will vest either with a cliff vesting period of one year and continued vesting quarterly thereafter or quarterly from the vesting commencement date. The fair value of RSUs is based on the closing market price of the Company’s common stock on the grant date. The Company records stock-based compensation expense related to RSUs on a straight-line basis over the requisite service period.

During the three and six months ended June 30, 2026, the Company granted RSUs to certain employees under the 2025 Plan. Each RSU represents the right to receive one share of the Company’s common stock upon vesting. The RSUs granted generally vest over the requisite service period specified in each award agreement. Unvested RSUs are forfeited upon termination of employment, unless otherwise provided under the award terms.

A summary of the Company’s RSU activity for the three and six months ended June 30, 2026 is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2025	3,889	$38.94
Granted	402	24.34
Vested	(13)	45.00
Canceled / forfeited	(116)	30.24
Unvested as of March 31, 2026	4,162	$37.77
Granted	1,101	35.00
Vested	(30)	43.32
Canceled / forfeited	(73)	36.03
Unvested as of June 30, 2026	5,160	$36.97

The total fair value of RSUs vested during the three and six months ended June 30, 2026 was $1.1 million and $1.4 million, respectively. Total unrecognized compensation cost related to unvested RSUs was $156.5 million, which is expected to be recognized over a weighted‑average period of 3.0 years.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

Stock Options

The following table summarizes stock option activity during the three and six months ended June 30, 2026:

	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Balance, December 31, 2025	15,365	$1.31	7.44
Options granted	—	—	—
Options exercised	(791)	1.30	—
Options canceled	(165)	1.42	—
Balance, March 31 , 2026	14,409	$1.32	7.09
Options granted	—	—	—
Options exercised	(1,595)	1.17	—
Options canceled	(245)	1.15	—
Balance, June 30, 2026	12,569	$1.34	7.02
Vested and exercisable	11,182	$1.33	6.92
Unvested	1,387	$1.05	7.82

The Company did not grant any employee stock options for the six months ended June 30, 2026. Unrecognized compensation expense related to stock options, which are expected to be recognized over a weighted-average period of 1.7 years and 3.1 years, was $1.4 million and $8.6 million for the six months ended June 30, 2026 and 2025 respectively. The aggregate intrinsic value of the options outstanding was $352.7 million and $20.9 million for the six months ended June 30, 2026 and 2025, respectively. The aggregate intrinsic value of the options exercisable was $313.8 million and $11.3 million for the six months ended June 30, 2026 and 2025, respectively. The Company received cash proceeds of $1.6 million and $0.6 million from the exercise of stock options during the six months ended June 30, 2026 and 2025, respectively.

Determination of Fair Value

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant is affected by the stock price as well as assumptions regarding several complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, and expected dividends.

Expected Term

The expected term represents the period that the stock-based awards are expected to be outstanding. The option grants qualify to be “plain vanilla”, and the Company used the simplified method to determine the expected term. The simplified method calculates the expected term as the average of the time-to-vesting and contractual life of the option.

Volatility

Since the Company has limited historical data regarding the volatility of its common stock, the expected volatility used is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate

The risk-free rate is based on U.S. Treasury issues with remaining terms similar to the expected term on the options.

Dividend Yield

The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

Stock-Based Compensation Expense

Total stock-based compensation expense related to options and RSUs was allocated to research and development and general and administrative expense as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Research and development	$8,699	$177	$14,404	$295
Selling, general and administrative	8,328	583	15,135	896
Total	$17,027	$760	$29,539	$1,191

15. Income Taxes

The Company computes its provision for income taxes by applying the estimated annual effective tax rate to year-to-date income from recurring operations and adjusts the provision for discrete tax items recorded in the period.

The Company recognized an immaterial tax benefit for the three months ended June 30, 2026 and recognized an immaterial tax provision for the six months ended June 30, 2026. The Company had no income tax provision for either the three or six months ended June 30, 2025.

16. Related Party Transactions

Registered Equity Offering

In connection with the Registered Equity Offering, the Company paid offering costs of $2.5 million. The Company determined that $1.7 million of these costs were attributable to AE Industrial’s secondary offering. AE Industrial paid all underwriting fees incurred in connection with the secondary component of the offering.

During the six months ended June 30, 2025, AE Industrial purchased 0.3 million shares of Series D-1 Preferred Stock for an aggregate purchase price of $5.0 million. During the six months ended June 30, 2026 there were no such purchases by AE Industrial.

Accounts Payable and Expenses

The following transactions occurred between the Company and AE Industrial, which beneficially owned 30.51% of the Company’s common stock outstanding as of June 30, 2026. Even though the Company is part of AE Industrial’s portfolio of companies, it is not a part of AE Industrial’s consolidated tax return and files its tax returns independently.

On August 8, 2025, the Company entered into an Amended and Restated Consulting Agreement (the “Consulting Agreement”) with AE Industrial Operating Partners, LLC (“AE Operating”), an affiliate of AE Industrial. Under the Consulting Agreement, the Company will pay AE Operating an annual fee of approximately $2.4 million for consulting and advisory services until the earlier of August 8, 2027, or the time AE Industrial beneficially owns less than 10% of the Company’s outstanding common stock. Expenses recorded under this agreement for the three and six months ended June 30, 2026 were $0.8 million, and $1.7 million respectively.

In addition to AE Operating, G.S. Precision, Deep Space Systems, and Redwire Corporation are also related parties of the Company, as these entities are part of AE Industrial’s investment portfolio or share a common board of directors with the Company.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

The following is a summary of the Company’s related party accounts payable and accrued expenses as of June 30, 2026 and December 31, 2025, and related party research and development and selling, general, and administrative expenses:

	June 30,	December 31,
	2026	2025
Accounts payable and accrued expenses:
AE Operating	$1,129	$—
Redwire Corporation	—	330
Deep Space Systems	317	—
Total	$1,446	$330

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Expenses:
Redwire Corporation	$—	$149	$480	$252
AE Operating	772	105	1,672	105
G.S Precision	—	179	—	223
Deep Space Systems	517	—	517	—
Total	$1,289	$433	$2,669	$580

In the normal course of business, the Company engages in transactions with certain vendors and customers where AE Industrial maintains a significant ownership interest and/or can exhibit significant influence on the operations of such parties. For both the three and six months ended June 30, 2026 and 2025, transactions with other companies in AE Industrial’s investment portfolio were not material to the Company’s unaudited condensed consolidated financial statements.

17. Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during each period.

Diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of fully dilutive common shares outstanding for the period using the treasury-stock method, the if-converted method, or two-class method for participating securities, whichever is more dilutive. Potentially dilutive shares are comprised of common stock warrants, RSUs, convertible notes and stock options. For the six months ended June 30, 2026 and 2025, there was no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss and potentially dilutive shares being anti-dilutive. The Company has determined that all series of Preferred Stock were participating securities under the two-class method, however, holders of the Preferred Stock were not required to fund losses. Dividends were accreted for the Company’s outstanding shares of Series C, Series D-1 and Series D-3 Preferred Stock.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Numerator:
Consolidated net loss	$(92,319)	$(63,778)	$(188,995)	$(123,871)
Less: Accretion of dividends of Series C Preferred Stock	—	5,363	—	10,942
Less: Accretion of dividends of Series D-1 Preferred Stock	—	10,856	—	17,465
Less: Accretion of dividends of Series D-3 Preferred Stock	—	266	—	266
Net loss available to common stockholders	$(92,319)	$(80,263)	$(188,995)	$(152,544)
Denominator:
Weighted-average common shares outstanding – basic and diluted	161,784	13,877	160,711	13,659
Net loss per share attributable to common stockholders – basic and diluted	$(0.57)	$(5.78)	$(1.18)	$(11.17)

A summary of the total number of securities excluded from diluted net loss per share that could be potentially dilutive in the future is as follows:

	As of June 30,
	2026	2025
Convertible Series Seed Preferred Stock	—	2,023
Convertible Series Seed-1 Preferred Stock	—	3,273
Convertible Series A Preferred Stock	—	6,005
Convertible Series B Preferred Stock	—	5,869
Convertible Series C Preferred Stock	—	11,159
Convertible Series D-1 Preferred Stock	—	20,851
Convertible Series D-3 Preferred Stock	—	551
Convertible Series M Preferred Stock	—	2,812
Series J Warrants	646	646
Common Warrants	—	1,045
Stock options	12,569	19,289
RSUs	5,160	—
Total	18,375	73,523

18. Segment and Geographical Information

The Company has determined that it operates in one operating segment and as a result, manages its operations and allocates resources as a single operating segment. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The CODM uses net income or loss to evaluate the return on assets and to determine investment opportunities related to product development, platform enhancements, and new technologies. The CODM also uses net income or loss to monitor budget versus actual results. In the first quarter of fiscal 2026, the Company refined its segment reporting to better reflect how the CODM evaluates segment performance. Prior period segment results have been recast to conform to the current period presentation.

Firefly Aerospace Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except per share amounts)

(unaudited)

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025 (Recast)	2026	2025 (Recast)
Revenue	$117,683	$15,549	$198,562	$71,404
Less:
Stock-based compensation expense	(17,027)	(760)	(29,539)	(1,191)
Depreciation and amortization(1)	(9,309)	(3,920)	(20,762)	(7,916)
Amortization of acquired intangibles	(5,000)	—	(10,000)	—
Cost of sales(2)	(92,507)	(10,621)	(154,132)	(63,272)
Research and development(3)	(56,501)	(42,666)	(113,538)	(87,602)
Selling, general, and administrative(4)	(29,889)	(10,165)	(56,823)	(20,097)
Interest income	4,336	1,761	10,310	2,789
Interest expense	(1,717)	(6,998)	(5,399)	(13,190)
Change in fair value of warrant liability	(625)	(4,191)	(4,309)	(1,118)
One-time costs related to the IPO(5)	—	(1,767)	—	(4,220)
Transaction-related expenses	(2,724)	—	(4,633)	—
Gain on settlement of contingent liabilities	926	—	1,307	—
Benefit (provision) for income taxes	35	—	(32)	—
Other (expense) income, net(6)	—	—	(7)	542
Consolidated net loss	$(92,319)	$(63,778)	$(188,995)	$(123,871)

(1) Depreciation and amortization excludes the amortization of acquired intangibles, which is presented separately.

(2) Cost of sales excludes depreciation and amortization, and interest expense, which are presented separately.

(3) Research and development excludes depreciation and amortization, and stock-based compensation expense, which are presented separately.

(4) Selling, general, and administrative excludes depreciation and amortization, amortization of acquired intangibles, stock-based compensation expense, one-time costs related to the IPO, and transaction-related expenses, which are presented separately.

(5) Represents costs incurred related to the IPO that do not meet the direct and incremental criteria per SEC Staff Accounting Bulletin Topic 5.A to be netted against the gross proceeds of the offering and that are not expected to recur in the future.

(6) Other (expense) income, net, excludes interest income, interest expense, change in fair value of warrant liability, and gain on settlement of contingent liabilities, which are presented separately.

The measure of segment assets, including goodwill, is reported on the unaudited condensed consolidated balance sheets as total consolidated assets. Assets provided to the CODM are consistent with those reported on the unaudited condensed consolidated balance sheets with particular emphasis on the Company’s available liquidity, including its cash, cash equivalents, and short-term investments, and there are no other significant segment assets that would require disclosure or are regularly provided to the CODM.

The Company did not recognize revenue or hold material property and equipment outside of the United States for the six months ended June 30, 2026 and 2025, and as of June 30, 2026 and December 31, 2025, respectively.

19. Subsequent Events

The Company has evaluated subsequent events from June 30, 2026 through the date the financial statements were issued and has determined there are no other subsequent events that require disclosure or recognition in the unaudited condensed consolidated financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and results of operations as of, and for the periods presented. The following discussion and analysis of our financial condition and result of operations should be read in conjunction with the sections entitled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and with the unaudited condensed consolidated financial statements and accompanying notes included in this Quarterly Report on Form 10-Q. Certain information contained in this discussion and analysis includes forward-looking statements, including statements regarding our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based upon our current plans, expectations, and beliefs, and are subject to numerous risks and uncertainties, including those described in the “Risk Factors” section of our Annual Report on Form 10-K and the “Cautionary Note Regarding Forward-Looking Statements” sections of this Quarterly Report on Form 10-Q. Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

Our company is a market-leading space and defense technology company providing comprehensive mission solutions to national security, government, and commercial customers with an established track record of success. Our mission is to reliably and repeatedly launch, land, and operate space systems from Earth to the Moon and beyond. Backed by our world-class team and proven technology, we have designed, developed, and deployed our class-leading launch vehicles and dynamic spacecraft solutions to support critical customer missions across the space domain. We operate as a single reportable segment and serve this critical domain through our differentiated and scalable platforms of Launch and Spacecraft Solutions.

Launch: Our launch vehicles provide dedicated and responsive launch capabilities for national security, government, and commercial customers. We are the only U.S. company with a liquid-powered orbital launch vehicle in the 1,000-kilogram payload class. Our Alpha launch vehicle employs a distinct combination of technologies designed to ensure high performance and efficiency at low cost. It uses a unique lightweight, rigid, and thermally insulated carbon composite technology for both the primary rocket structure as well as the propellant tanks, which ensures more of the usable mass goes to the mission payload. Alpha is also powered by our patented tap-off cycle engine technology, which is more efficient than legacy systems and provides greater reliability by employing fewer parts than those in traditional rocket engines. We have utilized this proprietary technology in all of our rocket engines, which have been developed and tested in-house. Alpha has five engines: four first stage Reaver engines, and one second stage Lightning engine. In addition to its track record of successful, dedicated, and responsive launch, Alpha is also designed to support testing of hypersonic payloads, providing significant growth opportunities for hypersonic deterrents, reconnaissance, and future national security needs. We are also expanding our launch pad operations from Vandenberg Space Force Base to add Virginia’s Mid-Atlantic Regional Spaceport on Wallops Island and the Esrange Space Center in Sweden to support more missions, customers, and additional launch cadence opportunities. Built in collaboration with the SSC Space, the launch pad in Sweden will be our first expansion outside the U.S. and an initial step in our international market strategy. Sweden represents a proving ground for expansion of Alpha production and operations to U.S. allied nations – such as the United Kingdom, Japan, South Korea, Australia, and additional opportunities in Europe and the Middle East – as we look to serve global market demand for a sovereign-led franchise business model.

Eclipse is powered by eight Firefly-developed engines: seven first-stage Miranda engines and one second-stage Vira engine. The Miranda engine is built using the same engine architecture and patented tap-off cycle as the Reaver engine, while the Vira engine is based on Alpha’s second-stage vacuum-optimized Lightning engine. These common technologies are facilitating the fast, cost-efficient, and reliable development of Eclipse. Eclipse is being built to serve national security, commercial, and international launch markets at competitive pricing. Eclipse’s first stage is designed to be reusable, lowering production costs and improving cycle times for this launch platform. We are planning to construct a refurbishment facility that will facilitate this reusability. The first launch of Eclipse is expected to take place from Virginia’s Mid-Atlantic Regional Spaceport on Wallops Island, and Eclipse is designed to be compatible with additional launch ranges on the east and west coasts of the United States.

Spacecraft Solutions: Firefly is the only company to achieve a fully successful Moon landing, completing 100% of our mission objectives set out before launch. Following the first Blue Ghost mission, we have a total of four additional missions under NASA CLPS task orders. We expect our Blue Ghost lander to fly regular missions to the Moon, with payload services customized to the technology and exploration goals of our customers. Offering ride-share opportunities and dedicated missions, Blue Ghost is built to host and deliver payloads nearly anywhere on the lunar surface, as well as other planetary bodies. The next Blue Ghost Mission is expected to land on the far side of the Moon and conduct at least 10 days of Blue Ghost lander lunar surface operations, with an Elytra spacecraft supporting as a communications relay. This Elytra spacecraft is expected to remain operational in lunar orbit for up to five years. The second Blue Ghost mission is fully manifested with both NASA and commercial payloads, including a commercial rover and a ride-sharing international satellite. The remaining Blue Ghost missions include one to the Moon’s Gruithuisen Domes (for which we have selected

Blue Origin as a partner to develop a rover to be delivered to the lunar surface), as well as another to the lunar south pole. Or most recent award will return to the Moons near side. All Blue Ghost Missions are carrying NASA and commercial payloads.

Elytra is a dynamic spacecraft that is highly maneuverable and extensible to perform hundreds of rendezvous proximity operations in support of space domain awareness and warfighting, long-range communications relay, on-orbit edge processing, and advanced space exploration missions. A constellation of Elytra is expected to power a future long-haul communications relay for multiple customers. Blue Ghost and Elytra are highly complementary and compatible technologies that share a common core. Most of Elytra’s core hardware and software were proven at a variety of orbits through Blue Ghost’s successful first mission. As part of our end-to-end space services, Elytra offers robust on-orbit solutions and responsive defense capabilities when and where customers need them. Elytra is currently contracted to perform a responsive on-orbit mission in support of the U.S. Department of War’s (the “DoW”) Defense Innovation Unit (“DIU”). During this mission, Elytra will serve as a space maneuver vehicle to perform a series of on-orbit tasks including space domain awareness operations in Low Earth Orbit (“LEO”). Firefly is also contracted with NASA’s Jet Propulsion Laboratory to deliver four drones to the Moon’s south pole using an Elytra in support of the agency’s MoonFall mission. Available to launch on Alpha and Eclipse, our Elytra vehicles are positioned to service the entire lifecycle of government and commercial missions. This unique interoperability makes Firefly a one-stop shop and partner of choice for national security, government, and commercial customers requiring these capabilities.

Additionally, Firefly was selected by NASA’s Jet Propulsion Laboratory to manufacture, test, and deliver the aeroshell for NASA’s SkyFall mission to Mars. The mission, which is managed by JPL, will deploy three heritage Mars helicopters to perform science and demonstrate airborne subsurface mapping and resource prospecting. Firefly’s innovation lab is responsible for developing and manufacturing the SkyFall aeroshell, which consists of both a backshell and heatshield.

On October 31, 2025, we completed the acquisition of SciTec, which bolsters Spacecraft Solutions hardware with AI-enabled defense software proven in operations for missile warning and defense, intelligence, surveillance and reconnaissance, space domain awareness, remote sensing and analysis, and autonomous command and control. SciTec’s big data processing for national security and commercial customers includes cloud-based, on-premise, and edge processing of high-volume data at rate from satellites across all orbits to enable rapid decision making for warfighters, supports defense applications, and unlocks new service categories for commercial and government deep space missions. More broadly, SciTec’s support of national security programs advances U.S. and allied defense capabilities, including Golden Dome, with a full suite of hardware and software for space-based interceptor missions, hypersonic test missions, and space domain awareness missions.

Customers: Our track record of success and our reputation as a trusted provider for our customers results in a highly attractive, diversified business model defined by significant backlog and cash flow visibility. Strong customer demand backs our financial profile with approximately $1.5 billion in backlog and multi-launch agreements across our product lines as of June 30, 2026. Underpinning our financial profile is the combination of efficient contract structure and milestone-based billing. Before launch, we typically have collected approximately 90% of the total contract value, which is highly advantageous as production ramps. We are also differentiated in our ability to successfully execute on firm-fixed-price contracts. We are ahead of the curve as the industry shifts in favor of firm-fixed-price contracts and are well-positioned to capitalize on this change. The addition of SciTec further diversifies our customer base and adds a mixture of cost-plus and firm-fixed-price contracts.

As the space market continues to grow and evolve, we are well-positioned to serve our customers’ most complex missions with rapid response times and purpose-built solutions. Our collaborations with leading national security agencies and aerospace companies, such as Lockheed Martin Corporation, Northrop Grumman, L3Harris, NASA, the U.S. Space Force, Missile Defense Agency, National Geospatial-Intelligence Agency, Space Development Agency, and the National Reconnaissance Office demonstrate the value and criticality of our new space defense and technology leadership in this market.

Operations: We strategically deploy capital to build state-of-the-art infrastructure to design, produce, test, and manufacture our products to the highest standard at a regular cadence. We have four primary facilities supporting our corporate operations and launch vehicle and spacecraft production – Nexus corporate headquarters, Hive and Cortex spacecraft facilities, and Rocket Ranch manufacturing and testing site, which are only 25 miles apart, providing unique proximity between design, manufacturing, and production. The proximity of these facilities enables agile and rapid vehicle development and production at lower cost versus competitors. The acquisition of SciTec adds data centers, modeling and simulation labs, mission operations centers, and classified infrastructure with six locations strategically positioned near key space and defense customers.

Our purpose-built research and development, manufacturing, and testing footprint is the product of significant investments and the backbone of our manufacturing process. We designed our advanced manufacturing process through years of optimization that now allow us to replicate our additional facilities with significantly less capital outlay. Each of our launch sites were chosen intentionally to enhance flexibility for our customers. Our early investment in cutting-edge technology and best-in-class facilities is a competitive advantage, creating a platform primed for continued growth.

As we scale, we have and expect to continue to replicate our proprietary manufacturing and testing processes, resulting in reduced cycle times and further capital efficiency.

Additionally, we have deep, long-term relationships with our key suppliers. By maintaining a vertically-integrated manufacturing process, we are less reliant on the timelines of outside suppliers and reduce risk within our supply chain.

Our full suite of manufacturing capabilities is supplemented by multiple launch sites, both active and under development, which will continue to enhance flexibility and responsiveness for our missions. We are currently launching from the Vandenberg Space Force Base launch site in California. Launch sites are under construction at Virginia’s Mid-Atlantic Regional Spaceport on Wallops Island and the Esrange Space Center in Sweden, and we are pursuing additional opportunities to unlock future launch pad capacity. Our significant scale and unique blueprint are strategically planned to support our increasing launch cadence as we grow.

Backlog

We view growth in backlog as a key measure of our business growth. Backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us, net of any revenue already recognized. We include the aggregate expected revenue of awarded contracts in our backlog upon the execution of a legally binding agreement, even though our contracts include certain termination rights exercisable by our customers with advance notice. Deferred revenue recognized on our consolidated balance sheets consists of payments and billings that we have received in excess of revenue that we have recognized. Because cash receipts from these contracts have not been recognized into revenue, they are included in our backlog calculation.

We view backlog as a key measure of our future business prospects. We monitor our backlog because we believe it is a forward-looking indicator of potential revenue which can be helpful to investors in evaluating the performance of our business and identifying trends over time. Although backlog reflects business associated with contracts that are considered to be firm, terminations, amendments, or contract cancellations may occur, which could result in a reduction in our total backlog and potential future revenue that never gets recognized.

	June 30,	December 31,
($ in thousands)	2026	2025
Backlog	$1,468,081	$1,351,054

The following amounts relate to executed multi-launch agreements where the missions have not yet been scheduled as of the backlog date. These amounts are included as part of the total backlog.

	June 30,	December 31,
($ in thousands)	2026	2025
Multi-launch agreement backlog	$403,070	$344,800

Trends and Key Factors Affecting Performance

Macroeconomic Pressures

In recent years, geopolitical instability, including wars and conflicts, as well as impacts from other global events, have resulted in opportunities for companies in the space and defense technology market. However, certain disruptions to the global economy, including market disruptions, monetary, and fiscal policy uncertainty, supply chain challenges, high interest rates and inflationary pressures have contributed to an inflationary environment that has adversely affected, and may continue to adversely affect, the price and availability of certain products and services necessary for our operations, which in turn may adversely impact our business and operating results. Beginning in early 2025, the U.S. presidential administration announced the imposition of tariffs on substantially all countries that trade with the United States, certain of which were subsequently paused. Although the majority of the previously announced tariffs were determined to be unconstitutional, more tariffs may be added in the future under separate statutory authority and countermeasures still may be adopted by other countries. In addition, additional tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war, lead to market disruptions, including significant volatility in commodity prices, credit, and capital markets, as well as supply chain interruptions for equipment. These tariffs could adversely impact our business, financial condition, and results of operations, and if we are unable to pass such price increases through to our customers, it would likely increase our costs and, as a result, decrease our gross margins, operating income, and net income. The impact of tariffs on our business and results of operations will depend on their timing, duration and magnitude.

Government Environment and Regulations

Our industry is affected by government budget and spending levels, changes in demand, changes in policy positions or priorities, the domestic and global political and economic environment, and the evolving nature of the space and defense sectors. In particular, the expansion of adversarial budgets to fund the development of hypersonic technologies poses a direct threat to the U.S., fueling this market momentum. Any changes in budget and spending levels, policies, or priorities, including the current emphasis by the U.S. presidential administration on access to space, may have an adverse impact on our business and operating results. In addition, U.S. government procurement regulations impose various operational requirements on government contractors. Non-compliance with any of these regulations could materially adversely affect our operating results.

Pace of Government Expenditures and Private Enterprise Investment in the Space Economy

Our future growth is largely dependent on our ability to continue to capitalize on increased government spending and private investment in the space economy. Government expenditures and private enterprise investment have fueled our growth in recent years and have resulted in our continued ability to secure increasingly valuable contracts for products and services as well as the ability to continue financing the growth and development of our business. We expect the continued availability and growth of government expenditures and private investment in the space economy will be an important contributor to increased purchases of our products and services; however, any delays or reductions in appropriations for our programs and changes in U.S. government priorities and spending levels more broadly may negatively impact our business.

Any future prolonged U.S. government shutdown or the adoption of a “continuing resolution” requiring the government to operate on funding levels equivalent to its prior fiscal year, could have an adverse impact on our results and growth plans. Additionally, a prolonged shutdown and any subsequent lapse in federal funding could cause U.S. federal government agencies to reduce their purchases under contracts, exercise their right to terminate contracts, or delay or pause new programs or funding existing programs, all of which could decrease our revenue and materially adversely impact our business, revenue, results of operations, and financial condition.

Ability to Continue the Expansion of Launch and Spacecraft Solutions Mission Operations

The markets we serve are rapidly expanding, with significant demand for launch and spacecraft solutions and services. Our success and ability to generate higher revenue will depend in large part on our ability to expand our Launch and Spacecraft Solutions offerings and to continue the deployment and development of our launch vehicles on a timely basis. As a result, our revenue and results of operations are subject to fluctuation depending on the number of launch missions scheduled and completed in a period and any launch delays.

We expect to continue to ramp up our launch cadence as we increase our production rate on Alpha rockets, and complete development of Eclipse. We successfully completed our first lunar landing on March 2, 2025, with four additional Blue Ghost missions planned through 2029. Empowered by our successful Blue Ghost mission and common technologies across spacecraft, we believe we are well positioned to unlock adjacent markets and contracts via our multi-mission orbital vehicle, Elytra. Any delays in commencing our missions, including due to delays or cost overruns in obtaining licenses or other regulatory approvals, launch delays or operational failures (such as our test stand anomaly in September 2025), or entering into future agreements with additional customers could adversely impact our ability to generate revenue, results of operations, and growth plans. We have approximately $1.5 billion in backlog as of June 30, 2026, and we are in active discussions with numerous potential customers, including government agencies and private companies, to potentially add to our backlog.

Ability to Improve Profit Margins and Scale our Business

The growth of our business is dependent on our ability to improve our profit margins over time while successfully scaling our business, including through continued investment in initiatives to improve our operating leverage. We believe continued reduction in costs and an increase in production and service volumes will enable a reduction of the cost of launch vehicles and an improvement of our gross margins. As we increase our launch cadence, we expect to be able to continue to improve our cost structure, as fixed and overhead costs are amortized over a greater number of launches and missions. Revenue, net income, and the timing of our cash flows also depend on our ability to perform on our contracts, and profitability can fluctuate depending on the mix of contracts awarded. To manage these fluctuations, we have implemented several strategies, such as closely monitoring project and related services timelines to anticipate cash flow needs. Despite these measures, the inherent variability in milestone achievements means that quarter-to-quarter comparisons of our results of operations may not necessarily be indicative of future performance.

Ability to Continue to Innovate and Expand our Service Offerings

To continue gaining market share and attracting customers, we plan to continue to make substantial investments in research and development (“R&D”) for the continued enhancements of our Launch and Spacecraft Solutions products. Our growth opportunity is dependent on our continued ability to expand our addressable launch market, win lunar and orbital missions and expand our portfolio of services related to those offerings. For instance, building on our launch, lander, transit, and operations success with Alpha and Blue Ghost, we are on track for our offerings to facilitate payload hosting services, transport services, utility services, and data services in LEO, MEO, and GEO. Our acquisition of SciTec adds the development of adaptable missile defense and mission data processing capability to our Spacecraft Solutions service portfolio. We plan to continue to forge strategic partnerships with industry leaders to enhance our technological capabilities and market reach.

Components of Results of Operations

Revenue – Our revenue is primarily derived from long-term contracts to provide launch and integration services for payloads requiring transportation into orbit via launch vehicles and to provide end-to-end services for the development and integration of platforms and systems for space domain and national defense mission operations.

Launch revenue includes revenues from contracts with commercial and government entities to provide launch and integration services for payloads requiring transportation into orbit via launch vehicles. These contracts may include milestone payments and deposits. We consider the performance obligation to be the initiation of the launch and recognize revenue at that point in time. We also enter into contracts with our customers to provide engineering services, including the development of launch sites and related components, and to develop and provide licenses to intellectual property. In these cases, our service obligation is satisfied over time since the tasks are performed according to the customer’s specifications, which creates an asset with no alternative use to us and we have an enforceable right to payment for performance completed to date.

Spacecraft Solutions revenue includes revenue from contracts with commercial and government entities to provide end-to-end services to integrate payloads into Blue Ghost and Elytra for transport to the Moon and for on-orbit space domain awareness missions, respectively, as well as to develop and provide software, sensor, and data processing capabilities for national defense missions. These contracts include firm-fixed-price, cost-plus, and time-and-materials pricing structures. For commercial payload services we consider the performance obligation to be the integration of customer payloads for delivery to specified destinations. These contracts typically require that the customer make milestone payments as specific conditions and tasks are performed. For software, sensor, and data processing contracts, we consider the performance obligation to be the development and implementation of the contracted solution. These contracts require customers to make milestone payments as specific conditions and tasks are performed, or regular periodic payments as costs are incurred. Performance obligations are satisfied over time since either (1) the tasks are performed according to the customer’s specifications and create an asset with no alternative use to us, or (2) the customer receives and consumes benefits as work is completed and we have an enforceable right to payment for performance completed to date.

Generally, our Spacecraft Solutions contracts do not contain an embedded lease because the Company is able to derive more than insignificant economic benefits from the various capabilities provided through these contracts. However, in the limited instances when the customer is determined at contract inception to obtain substantially all of the economic benefits, the contract is determined to include an embedded lease. For such arrangements, the Company has determined that the customer is the deemed accounting owner of the asset during the construction period. As a result, the Company determined it is providing services for the integration and delivery of the customer payload for those arrangements, and accounts for them based on the guidance for contracts with customers.

For all revenue streams, we consider customer payments that are contingent on the success of a mission or that are dependent on award criteria to be variable consideration. We assess the likelihood of success of a mission or achievement of contractual award requirements at inception and may defer the recognition of some or all of the variable consideration until success of the mission is assured or the award fee amount is determined.

We perform work under contracts that broadly consist of firm-fixed-price, cost-plus, cost reimbursable, and time-and-materials arrangements, or a combination thereof. Pricing is contractually based on specific negotiations with each customer. Advanced payments and billings for milestones in excess of revenues recognized are recorded as current and non-current deferred revenue in our consolidated balance sheets and recognized into revenue as we satisfy the underlying performance obligations. Occasionally we recognize revenue in advance of customer billings which creates a contract asset recorded within other current assets.

For fixed-price contracts satisfied over time, progress is measured using a cost-to-cost method, which accurately reflects the transfer of control to the customer. This method assesses the extent of progress based on the ratio of costs incurred to date against the total estimated costs to complete the performance obligation. Estimating total costs to complete requires us to make informed estimates regarding subcontractor performance, material costs and availability, labor costs and productivity, as well as overhead expenses. Frequently, the period of performance of a contract extends over a long period of time and, as such, revenue recognition and our profitability from a particular contract may be affected to the extent that estimated costs to complete are revised, delivery schedules are delayed, performance-based milestones are not achieved, or progress under a contract is otherwise impeded. Accordingly, our recorded revenues and operating profit from period to period can fluctuate significantly depending on when contractual obligations are achieved.

Cost-reimbursable, cost-plus, and time-and-materials contracts with the U.S. government are generally subject to the Federal Acquisition Regulations (“FAR”) and are competitively priced based on estimated or actual costs of providing the contractual goods or services. The FAR provides guidance on types of costs that are allowable in establishing prices for goods and services provided to the U.S. government and its agencies. Pricing for non-U.S. government agencies and commercial customers is based on specific negotiations with each customer.

Should the estimated total costs to be incurred on a contract surpass the anticipated total revenue, we recognize a provision for the entire loss on the contract in the period when the loss is identified. For further discussion of the critical judgments and estimates related to our revenue recognition policies, see the section titled “Critical Accounting Estimates.”

Cost of Sales – primarily consists of raw materials, employee and contractor compensation, and other costs directly attributable to fulfilling our obligations under customer contracts. Costs of sales are expensed as incurred. We expect our cost of sales to increase in relative and absolute dollars in future periods as we sell more services and as our products mature to technological feasibility and reach full-rate production.

Research and Development – includes employee and contractor compensation, supplies and materials for new service development, depreciation and amortization, and regulatory compliance costs. Research and development costs are expensed as incurred. We expect to continue investing in research and development and, accordingly, expect our research and development expenses to vary as we continue to invest in developing and improving our services, and as our products reach technological feasibility and full-rate production.

Selling, General, and Administrative – includes personnel-related expenses, depreciation and amortization, and facilities-related costs primarily for our executive, marketing, finance, accounting, legal, and human resources functions. Selling, general, and administrative expenses also include expenses related to advertising, insurance, sales commission and fees for professional services principally consisting of legal, audit, and tax, as well as executive management expenses and transaction-related costs. Selling, general, and administrative expenses are expensed as incurred. We expect to incur additional selling, general, and administrative expenses as we grow as a public company, including expenses related to compliance with public company reporting obligations, and increased costs for insurance, investor relations, and professional services. As a result, we expect that our selling, general, and administrative expenses will increase in future periods and vary from period to period as a percentage of revenue.

Change in Fair Value of Warrant Liability – represents the period-over-period remeasurement gain or loss recognized related to our liability-classified warrants.

Interest Income – consists primarily of interest income earned on cash and cash equivalents and short-term investments.

Interest Expense – consists primarily of interest expense incurred on borrowings.

Gain on Settlement of Contingent Liabilities – reflects the derecognition of contingent liabilities due to the resolution of certain litigation and contract disputes during the year, net of the derecognition of related contract assets.

Other Income (Expense), Net – reflects miscellaneous income and expense unrelated to our core business activities.

(Benefit) Provision for Income Taxes – consists of an estimate for federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance to offset all federal and state net deferred tax assets, as realization of such assets does not meet the more-likely-than-not threshold required under ASC 740, Income Taxes.

Results of Operations

The following discusses our results of operations for the three and six months ended June 30, 2026 and 2025.

Comparison of the Three Months Ended June 30, 2026 to the Three Months Ended June 30, 2025

The following table sets forth a summary of our results of operations for the periods indicated, and the changes between periods.

	For the Three Months Ended June 30,
($ in thousands)	2026	2025	$ Change	% Change
Revenue	$117,683	$15,549	$102,134	657%
Cost of sales	93,808	11,554	82,254	712%
Gross profit	23,875	3,995	19,880	498%
Operating expenses
Research and development	71,532	45,774	25,758	56%
Selling, general, and administrative	47,540	12,571	34,969	278%
Total operating expenses	119,072	58,345	60,727	104%
Loss from operations	(95,197)	(54,350)	(40,847)	(75%)
Other income (expense), net
Change in fair value of warrant liability	(625)	(4,191)	3,566	(85%)
Interest income	4,336	1,761	2,575	146%
Interest expense	(1,794)	(6,998)	5,204	74%
Gain on settlement of contingent liabilities	926	—	926	*
Total other income (expense), net	2,843	(9,428)	12,271	130%
Loss before benefit for income taxes	(92,354)	(63,778)	(28,576)	(45%)
(Benefit) for income taxes	(35)	—	(35)	*
Net loss and comprehensive loss	$(92,319)	$(63,778)	$(28,541)	(45%)

* not meaningful

Revenue

The following table sets forth a summary of our revenue by type for the periods indicated, and the changes between comparative periods.

	For the Three Months Ended June 30,
($ in thousands)	2026	2025	$ Change	% Change
Launch revenue	$9,400	$6,349	$3,051	48%
Spacecraft Solutions revenue	108,283	9,200	99,083	1,077%
Total revenue	$117,683	$15,549	$102,134	657%

Total revenue increased by $102.1 million, or 657%, to $117.7 million during the three months ended June 30, 2026 from $15.5 million during the three months ended June 30, 2025, primarily driven by the factors discussed below.

Launch Revenue

Launch revenue increased by $3.1 million, or 48%, to $9.4 million during the three months ended June 30, 2026 from $6.3 million during the three months ended June 30, 2025, primarily due to our progress on engineering services contracts for the development of launch facilities.

Spacecraft Solutions Revenue

Spacecraft Solutions revenue increased by $99.1 million, or 1,077%, to $108.3 million during the three months ended June 30, 2026 from $9.2 million during the three months ended June 30, 2025 driven by the inclusion of SciTec, which was acquired in the fourth quarter of 2025, and continued progress on our Blue Ghost and Elytra spacecraft missions.

Cost of Sales

Cost of sales increased by $82.3 million, or 712%, to $93.8 million during the three months ended June 30, 2026 from $11.6 million during the three months ended June 30, 2025, aligning with the increases in revenue related to our Spacecraft Solutions and Launch programs.

Research and Development

Research and development costs increased by $25.8 million, or 56%, to $71.5 million during the three months ended June 30, 2026 from $45.8 million during the three months ended June 30, 2025. The growth is primarily driven by an increase in costs related to the Alpha program associated with ramping production on our Alpha Block II configuration upgrade, stock-based compensation expense, depreciation and amortization from newly acquired assets being placed into service, and other R&D initiatives.

Selling, General, and Administrative

Selling, general, and administrative expenses increased by $35.0 million, or 278%, to $47.5 million during the three months ended June 30, 2026 from $12.6 million during the three months ended June 30, 2025, the increase was primarily driven by the inclusion of SciTec expenses, stock-based compensation expense, and public company costs.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability decreased by $3.6 million, or 85%, to $0.6 million during the three months ended June 30, 2026 from $4.2 million during the three months ended June 30, 2025. The Company measures the value of the underlying warrant liabilities at fair value which are subject to re-measurement at each balance sheet date, with any change in fair value recognized in the statements of net loss and comprehensive loss. The change from the prior period is primarily driven by changes in the valuation assumptions used to measure the warrants at fair value which differ from the prior period when the Company was not publicly traded.

Interest Income

Interest income increased by $2.6 million, or 146%, to $4.3 million during the three months ended June 30, 2026 from $1.8 million during the three months ended June 30, 2025, reflecting interest income earned on the strategic investment of our IPO proceeds for the benefit of our working capital.

Interest Expense

Interest expense decreased by $5.2 million, or 74%, to $1.8 million during the three months ended June 30, 2026 from $7.0 million during the three months ended June 30, 2025. Interest expense during the three months ended June 30, 2025 was primarily comprised of interest related to the Term Loans.

Benefit for Income Taxes

Our benefit for income taxes consists of an estimate for federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance to offset all federal and state net deferred tax assets, as realization of such assets does not meet the more-likely-than-not threshold required under ASC 740, Income Taxes.

Comparison of the Six Months Ended June 30, 2026 to the Six Months Ended June 30, 2025

The following table sets forth a summary of our results of operations for the periods indicated, and the changes between periods.

	For the Six Months Ended June 30,
($ in thousands)	2026		2025	$ Change	% Change
Revenue	$198,562		$71,404	$127,158	178%
Cost of sales	157,226		65,189	92,037	141%
Gross profit	41,336		6,215	35,121	565%
Operating expenses
Research and development	139,041		93,786	45,255	48%
Selling, general, and administrative	93,160		25,323	67,837	268%
Total operating expenses	232,201		119,109	113,092	95%
Loss from operations	(190,865)		(112,894)	(77,971)	(69%)
Other income (expense), net
Change in fair value of warrant liability	(4,309)	-	(1,118)	(3,191)	285%
Interest income	10,310		2,789	7,521	270%
Interest expense	(5,399)		(13,190)	7,791	59%
Gain on settlement of contingent liabilities	1,307		—	1,307	*
Other (expense) income, net	(7)		542	(549)	*
Total other income (expense), net	1,902		(10,977)	12,879	117%
Loss before provision for income taxes	(188,963)		(123,871)	(65,092)	(53%)
Provision for income taxes	32		—	32	*
Net loss and comprehensive loss	$(188,995)		$(123,871)	$(65,124)	(53%)

* not meaningful

Revenue

The following table sets forth a summary of our revenue by type for the periods indicated, and the changes between comparative periods.

	For the Six Months Ended June 30,
($ in thousands)	2026	2025	$ Change	% Change
Launch revenue	$22,652	$11,519	$11,133	97%
Spacecraft Solutions revenue	175,910	59,885	116,025	194%
Total revenue	$198,562	$71,404	$127,158	178%

Launch Revenue

Launch revenue increased by $11.1 million, or 97%, to $22.7 million during the six months ended June 30, 2026 from $11.5 million during the six months ended June 30, 2025, primarily due to our successful Alpha Flight 7 launch, increased progress on Eclipse design and manufacturing, and engineering services contracts for the development of launch facilities.

Spacecraft Solutions Revenue

Spacecraft Solutions revenue increased by $116.0 million, or 194%, to $175.9 million during the six months ended June 30, 2026 from $59.9 million during the six months ended June 30, 2025 driven by the inclusion of SciTec, which was acquired in the fourth quarter of 2025, and continued progress on our Blue Ghost and Elytra spacecraft missions. The six months ended June 30, 2025 included revenue related to the successful completion of our first Blue Ghost mission.

Cost of Sales

Cost of sales increased by $92.0 million, or 141%, to $157.2 million during the six months ended June 30, 2026 from $65.2 million during the six months ended June 30, 2025, aligning with the increases in revenue related to our Spacecraft Solutions and Launch programs.

Research and Development

Research and development costs increased by $45.3 million, or 48%, to $139.0 million during the six months ended June 30, 2026 from $93.8 million during the six months ended June 30, 2025. The growth is primarily driven by an increase in costs related to the Alpha program associated with the launch of Alpha Flight 7 and ramping production on our Alpha Block II configuration upgrade, stock-based compensation expense, depreciation and amortization from newly acquired assets being placed into service, and other R&D initiatives.

Selling, General, and Administrative

Selling, general, and administrative expenses increased by $67.8 million, or 268%, to $93.2 million during the six months ended June 30, 2026 from $25.3 million during the six months ended June 30, 2025, the increase was primarily driven by the addition of SciTec, which was acquired in the fourth quarter of 2025, stock-based compensation expense, and public company costs.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability increased by $3.2 million, or 285%, to $4.3 million during the six months ended June 30, 2026 from $1.1 million during the six months ended June 30, 2025. The Company measures the value of the underlying warrant liabilities at fair value which are subject to re-measurement at each balance sheet date, with any change in fair value recognized in the statements of net loss and comprehensive loss. The change from the prior period is primarily driven by changes in the valuation assumptions used to measure the warrants at fair value which differ from the prior period when the Company was not publicly traded.

Interest Income

Interest income increased by $7.5 million, or 270%, to $10.3 million during the six months ended June 30, 2026 from $2.8 million during the six months ended June 30, 2025, reflecting interest income earned on the strategic investment of our IPO proceeds for the benefit of our working capital.

Interest Expense

Interest expense decreased by $7.8 million, or 59%, to $5.4 million during the six months ended June 30, 2026 from $13.2 million during the six months ended June 30, 2025. Interest expense during the six months ended June 30, 2025 was primarily comprised of interest related to the Term Loans.

Provision for Income Taxes

Our provision for income taxes consists of an estimate for federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance to offset all federal and state net deferred tax assets, as realization of such assets does not meet the more-likely-than-not threshold required under ASC 740, Income Taxes.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net loss, adjusted for (benefit) provision for income taxes, interest income, interest expense, depreciation and amortization, stock-based compensation expense, the change in fair value of warrant liability, certain one-time costs related to the IPO, transaction-related expenses, gain on settlement of contingent liabilities, and certain other items that are not expected to recur in the future or that management does not view as reflective of the performance of the business. In addition to net loss, we use Adjusted EBITDA to evaluate our business, measure its performance, and make strategic decisions.

We believe that Adjusted EBITDA provides useful information to management, investors, and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net loss is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to net loss.

Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The table below presents Adjusted EBITDA, reconciled to net loss for the periods indicated:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Net loss	$(92,319)	$(63,778)	(188,995)	$(123,871)
Adjusted for:
(Benefit) provision for income taxes	(35)	—	32	—
Interest income	(4,336)	(1,761)	(10,310)	(2,789)
Interest expense	1,717	6,998	5,399	13,190
Depreciation and amortization	14,309	3,920	30,762	7,916
Stock-based compensation expense	17,027	760	29,539	1,191
Change in fair value of warrant liability	625	4,191	4,309	5,107
One-time costs related to the IPO(1)	—	1,767	—	4,220
Transaction-related expenses	2,724	—	4,633	—
Gain on settlement of contingent liabilities	(926)	—	(1,307)	—
Other(2)	—	—	15	—
Adjusted EBITDA	$(61,214)	$(47,903)	$(125,923)	$(95,036)

(1) Represents costs incurred related to the IPO that do not meet the direct and incremental criteria per SEC Staff Accounting Bulletin Topic 5.A to be netted against the gross proceeds of the offering and that are not expected to recur in the future.

(2) Other includes loss on foreign exchange.

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure. We define Free Cash Flow as net cash used in operating activities, less purchases of property and equipment and internal-use software. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from or used in operations, after purchases of property and equipment and internal-use software, that (after any debt service requirements or other non-discretionary expenditures not otherwise deducted from the measure) can be used for strategic initiatives, including continuous investment in our business and strengthening our balance sheet.

Free Cash Flow has limitations as a liquidity measure, and you should not consider it in isolation or as a substitute for analysis of our cash flows as reported under U.S. GAAP. Free Cash Flow may be affected in the near to medium term by the timing of capital investments, fluctuations in our growth and the effect of such fluctuations on working capital and changes in our cash conversion cycle.

The following table presents a reconciliation of net cash used in operating activities, the most directly comparable financial measure presented in accordance with U.S. GAAP, to Free Cash Flow:

	For the Six Months Ended June 30,
($ in thousands)	2026	2025
Net cash used in operating activities	$(144,110)	$(84,619)
Purchases of property and equipment and internal-use software	(41,089)	(11,837)
Free Cash Flow	$(185,199)	$(96,456)

Non-GAAP financial measures have important limitations as analytical tools and you should not consider non-GAAP financial measures in isolation or as a substitute for analyses of our operating results or cash flows as reported under U.S. GAAP. Non-GAAP financial measures may be defined differently by other companies in our industry and may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included amounts raised through issuances of equity capital and borrowings under our financing agreements.

Our expected primary uses of cash on a short and long-term basis are for working capital requirements, capital expenditures, R&D, debt service requirements, and other general corporate purposes. Our primary working capital requirements are for project execution activities including purchases of materials, subcontracted services and payroll, which fluctuate during the year, driven primarily by the timing and extent of activities required on new and existing projects.

As of June 30, 2026, our working capital position was in a surplus, in which our current assets exceeded our current liabilities. We often make advanced payments to suppliers for services that have not yet been received that are recorded as current or non-current assets depending on whether they are expected to be settled within a year. Additionally, as of June 30, 2026, our current deferred revenue totaled $151.2 million. This is primarily due to the timing and nature of our deferred revenue where advanced payments and billings in excess of revenues recognized are recorded as deferred revenue and recognized into revenue as we satisfy the underlying performance obligation. Due to the nature of our supplier and customer contracts as well as the timing of payments, we expect to continue to fluctuate between a surplus and a deficit of net working capital.

Our ability to generate sufficient liquidity from our ongoing operations and capital markets transactions in order to meet our obligations and operating needs will enable us to continue our business operations. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and/or may be unable to advance growth initiatives, either of which could adversely impact our business, financial condition, and results of operations.

As of June 30, 2026, our cash and cash equivalents, and short-term investments amounted to $635.3 million, and our financial debt amounted to $27.0 million. The Revolving Credit Facility was undrawn as of June 30, 2026. We have a limited history of operations and have incurred negative cash flows from operating activities and losses from operations in the past as reflected in our accumulated deficit of $1.2 billion as of June 30, 2026. We believe that our cash and cash equivalents, and short-term investments, in addition to our available Revolving Credit Facility, will be adequate to meet our liquidity requirements for at least the next 12 months. Our future long-term capital requirements will depend on several factors, including our ability to raise additional capital and, over time, our ability to generate positive cash flows from operations. Further, our liquidity is affected by government budget and spending levels, and if a future prolonged government shutdown occurs, we could be at risk of reduced orders, program cancellations, and other disruptions and nonpayment.

Registered Equity Offering

On June 1, 2026, we completed an underwritten primary offering of 4.0 million shares of our common stock at a price of $48.00 per share. In addition, entities affiliated with AE Industrial Partners, an existing stockholder, completed a secondary offering of 8.0 million shares. We received total net proceeds of $181.6 million after deducting underwriting discounts and commissions of $7.9 million and other offering expenses of $2.6 million. We did not receive any proceeds from secondary offering of shares.

Debt

Prior Credit Agreement

On July 17, 2023, we entered into a credit agreement (as further amended from time to time, the “Prior Credit Agreement”) with various lenders and U.S. Bank Trust Company, N.A. in its capacity as collateral agent for the lenders. The Prior Credit Agreement provided term loan commitments in the aggregate principal amount of $136.1 million. The Prior Credit Agreement consisted of a term loan commitment of $103.5 million (“Term A Loans”) and a term loan commitment of $32.6 million (“Term B Loans” and, together with the Term A Loans, the “Term Loan Facility”). Borrowings under the Term Loan Facility bore interest at a fixed rate on the unpaid principal amount thereof of 13.875% provided that the fixed rate for Term Loan B Fixed Rate would increase to 19.135% in July 2026.

On August 8, 2025, we used a portion of the net proceeds from the IPO to repay all of the borrowings under the Prior Credit Agreement, together with the specified prepayment premium of $11.4 million, and accrued interest.

See Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for more information.

New Credit Agreement

On August 8, 2025, we entered into a new revolving credit agreement (the “New Credit Agreement”) providing for a senior secured revolving credit facility (the “Revolving Credit Facility”) in the aggregate principal amount of $125.0 million, including a sublimit for the issuance of letters of credit in an amount up to $15.0 million and a sublimit for swingline loans in an amount up to $7.5 million.

On November 7, 2025, we amended the New Credit Agreement. The amendment, among other things, increased the commitments under the Revolving Credit Facility by $135.0 million for an aggregate principal amount of $260.0 million.

On April 3, 2026, we further amended the New Credit Agreement. The amendment, among other things, increased the commitments under the Revolving Credit Facility by $45.0 million, for an aggregate principal amount of $305.0 million. The amendment also increased the interest spread applicable to loans under the Revolving Credit Facility by 0.25%. In addition, the amendment removed the minimum free cash flow maintenance covenant and adjusted the minimum liquidity maintenance covenant to required $381.3 million of minimum liquidity, tested as of the last day of each calendar month (commencing with the calendar month ending April 30, 2026).

The Revolving Credit Facility matures on August 8, 2028. Prior to giving effect to the April 3, 2026 amendments, the loans under the Revolving Credit Facility bear interest at a variable rate per annum equal to, at our option, either (a) term SOFR plus a 3.00% spread or (b) an alternative base rate (as set forth in the New Credit Agreement) plus a 2.00% spread. A commitment fee of 0.375% per annum is applied on the unused commitments under the Revolving Credit Facility. After giving effect to such amendment, the loans under the Revolving Credit Facility bear interest at a variable rate per annum equal to, at the Company’s option, either (a) term SOFR plus a 3.25% spread or (b) an alternative base rate (as set forth in the Credit Agreement) plus a 2.25% spread.

The Revolving Credit Facility is guaranteed by certain of our wholly-owned domestic subsidiaries and secured by substantially all of our assets and the assets of certain of our subsidiaries, in each case, subject to customary exceptions.

The Revolving Credit Facility contains customary affirmative and negative covenants, including limitations on our ability and certain of our subsidiaries’ abilities, to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or make other restricted payments; (vi) voluntarily prepay certain other indebtedness; (vii) engage in mergers or consolidations; (viii) change the business we and certain of our subsidiaries conduct; (ix) engage in certain transactions with affiliates; (x) enter into agreements that restrict dividends from subsidiaries; and (xi) amend certain charter documents and material agreements governing subordinated and junior indebtedness.

In addition, the Revolving Credit Facility requires us to comply with the following financial covenants (subject to certain equity cure rights):

•
Maintenance of minimum liquidity of $381.3 million, tested as of the last day of each calendar month (commencing with the calendar month ending April 30, 2026).
•
At our election, and upon our achieving positive consolidated EBITDA (as calculated under the New Credit Agreement) (a “Leverage Covenant Triggering Event”), the minimum liquidity covenant will no longer be applicable, and our sole financial covenant following a Leverage Covenant Triggering Event will be maintenance of maximum first lien net leverage ratio not to exceed 4.00:1.00, tested as of the last day of each fiscal quarter.

The Revolving Credit Facility also contains customary events of default, including, among others: (i) failure to pay principal, interest, fees or other amounts under the Revolving Credit Facility when due taking into account any applicable grace period; (ii) any representation or warranty proving to have been incorrect in any material respect when made; (iii) failure to perform or observe covenants or other terms of the Revolving Credit Facility subject to certain grace periods; (iv) a cross default with respect to other material indebtedness; (v) bankruptcy and insolvency events; (vi) a “change of control” and (vii) the invalidity or impairment of any loan document or any security interest.

Borrowings under the Revolving Credit Facility may vary significantly from time to time depending on our cash needs at any given time. As of June 30, 2026, the Revolving Credit Facility was undrawn, and it continues to remain undrawn as of the date of this report.

Preferred Stock and Warrants

Prior to our IPO, we sourced a significant portion of our liquidity through preferred stock issuances. We have had multiple issuances that have raised $925.2 million, net of issuance costs, since inception.

We also have 0.6 million outstanding warrants exercisable for shares of Series J Preferred Stock. We have reserved 0.6 million shares of common stock for issuance upon the exercise of the Series J Preferred Stock Warrants.

On July 10, 2025, our Board of Directors declared a dividend (the “Preferred Stock Dividend”) payable in shares of our common stock in respect of all accrued and unpaid dividends on our outstanding shares of Series C, Series D-1, Series D-2, and Series D-3 Preferred Stock held as of July 11, 2025. We paid the Preferred Stock Dividends on July 16, 2025, upon receipt of consents that were required from certain third parties, and issued approximately 3.3 million shares of common stock to the then-existing holders of our Series C, Series D-1, Series D-2, and Series D-3 Preferred Stock.

On August 8, 2025, in connection with the closing of our IPO, all outstanding shares of preferred stock were converted into 105.8 million shares of common stock. In addition, in connection with the IPO, all outstanding Common Warrants were automatically exercised into 1.0 million shares of common stock. In addition, 0.6 million shares of common stock are reserved for issuance upon exercise of Series J Preferred Stock warrants to purchase preferred stock.

On August 8, 2025, our Board of Directors declared a dividend (the “IPO Closing Preferred Stock Dividend”) payable in cash in respect of all unpaid dividends on our outstanding shares of Series C, Series D-1, Series D-2, and Series D-3 Preferred Stock that had accrued following July 11, 2025 through the conversion of such Preferred Stock into shares of common stock on August 8, 2025 in connection with the completion of the IPO. On August 28, 2025, we paid the IPO Closing Preferred Stock Dividend in an aggregate amount of $5.0 million in cash.

Cash Flows

The following table summarizes our cash flows, for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025	$ Change	% Change
($ in thousands)
Net cash used in operating activities	$(144,110)	$(84,619)	$(59,491)	(70%)
Net cash used in investing activities	$(119,780)	$(11,837)	$(107,943)	(912%)
Net cash (used in) provided by financing activities	$(69,259)	$180,441	$(249,700)	(138%)

Net Cash Used in Operating Activities

Net cash used in operating activities increased by $59.5 million, or 70%, to $144.1 million for the six months ended June 30, 2026 compared to $84.6 million for the six months ended June 30, 2025. Net loss, exclusive of non-cash items, increased by $22.0 million in the current period. This was primarily due to increases in labor and contractor costs, purchases of materials used in the manufacturing and development of our products, and general corporate expenses. In addition, net working capital increased by $37.5 million, which was primarily driven by the timing and recognition of prepaid launch services. These increases in operating outflows were partially offset by an increase in cash receipts from customers due to the inclusion of SciTec’s contributions in our operating cash flows, and the completion of milestones for progress achieved across our product lines. Depending on the stages of completion of our various projects, our working capital balances will fluctuate throughout the year due to the timing of cash payments and cash receipts.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $107.9 million, or 912%, to $119.8 million during the six months ended June 30, 2026 compared to $11.8 million during the six months ended June 30, 2025.

During the six months ended June 30, 2026, net cash used by investing activities was primarily comprised of $75.0 million in net investing outflows related to the purchase of, and proceeds from, short-term investments as part of our treasury management strategy. In addition, during the six months ended June 30, 2026, we paid $41.1 million for investments in our property and equipment infrastructure and internal-use software.

During the six months ended June 30, 2025, net cash used by investing activities consisted of $11.8 million in purchases of property and equipment.

Net Cash Used in Financing Activities

Net cash used by financing activities increased by $249.7 million, or 138%, to an outflow of $69.3 million for the six months ended June 30, 2026 compared to an inflow of $180.4 million for the six months ended June 30, 2025.

During the six months ended June 30, 2026, net cash used in financing activities primarily consisted of $260.0 million to repay the aggregate principal amount then drawn under the Revolving Credit Facility, offset by $182.6 million in net proceeds from our underwritten primary offering of common stock, which does not include $1.1 million of related deferred offering costs that remained unpaid as of June 30, 2026.

During the six months ended June 30, 2025, net cash provided by financing activities primarily consisted of $184.1 million of proceeds from the issuance of convertible preferred stock.

Contractual Obligations and Commitments

Lease Commitments

We lease buildings, launch sites, office facilities, machineries, and computer equipment. These leases are classified as operating or financing leases with various expiration dates through 2042. Our total remaining lease obligations as of June 30, 2026 are $26.4 million, with $4.1 million due in less than one year. See Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for more information regarding our lease commitments.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of the financial statements requires our management to make judgments, estimates, and assumptions that impact the reported amount of net sales and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate, or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates, and assumptions could have a material impact on our unaudited condensed consolidated financial statements. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.

Revenue Recognition

We enter into contracts with our customers to provide launch and spacecraft integration services, engineering services, software development and design, and licenses to intellectual property. Certain of our contracts are structured as firm-fixed-price or cost-plus-award-fee contracts, and some of these contain variable consideration which requires management to estimate the amount of consideration we will ultimately be entitled to receive. Estimates of variable consideration are based on the likelihood of completing a performance obligation or meeting certain award criteria.

We recognize revenue over time for performance obligations within these contracts based on total expected revenue, less constrained variable consideration. The measure of progress over time is based upon an input method using a cost-to-cost measure which best depicts the transfer of control to the customer. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at the completion of the performance obligation. Estimating the total costs for the completion of a performance obligation requires management to make estimates related to items such as subcontractor performance, material costs and availability, labor costs and productivity, and the costs of overhead. For certain contracts, if estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recognized in the period the loss is incurred, based on the excess of management’s estimates of total costs to be incurred over revenue to be earned.

Management’s estimates of total costs to be incurred and variable consideration to be earned are highly subjective and dependent on its past experience and operations. Given our limited history of operations, its rapid development and commercialization of new products, as well as its continued focus on improving and refining its manufacturing processes, these estimates are inherently subject to a high degree of estimation uncertainty and may fluctuate significantly from period to period.

Business Combinations

We account for business combinations using the acquisition method of accounting whereby the identifiable assets and liabilities of the acquired business, are recorded at their estimated fair value as the date that we obtain control of the acquired business. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded to goodwill. Acquisition-related expenses are expensed as incurred.

Several valuation methods may be used to determine the fair value of the assets acquired and liabilities assumed. For intangible assets, we typically use a method that is a form of variation of the income approach, whereby a forecast of future cash flows attributable to the asset are discounted to present value using a risk-adjusted discount rate. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s expected useful life. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain. During the measurement period of up to one year from the acquisition date, based on new information obtained that relates to the facts and circumstances that existed as of the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with corresponding offset to goodwill. We record adjustments identified, if any, subsequent to the end of the measurement period in our consolidated statements of net loss and comprehensive loss.

Warrants

Our warrants are liability-classified on the consolidated balance sheets and, therefore, are recorded at fair value at each reporting period. Following the IPO, we determined the fair value of the warrant liability based on a Black-Scholes option-pricing valuation model and classifies the warrants as Level 2. The most significant estimate in the Black-Scholes model is the derived volatility due to the short trading history of our shares. Prior to our IPO, the Level 3 significant unobservable inputs used in the fair value measurement of our warrant liability were volatility, term, discount for lack of marketability and probability weighting based on different scenarios including change of control, IPO, and default.

On August 8, 2025, in connection with our IPO, all outstanding Common Warrants were automatically exercised into 1.0 million shares of common stock. In addition, 0.6 million shares of common stock are reserved for issuance upon exercise of the outstanding Series J Warrants.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. We test goodwill for impairment at least annually during the fourth fiscal quarter, or more frequently if indicators of impairment exist during the fiscal year.

When testing goodwill for impairment, we first perform a qualitative assessment. If we determine it is more likely than not that a reporting unit’s fair value is less than its carrying amount, then a one-step impairment test is required. If we determine it is not more likely than not a reporting unit’s fair value is less than its carrying amount, then no further analysis is necessary. To identify whether a potential impairment exists, we compare the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than its carrying amount, then such balance would be recorded as an impairment loss. We performed our most recent qualitative analysis as of October 1, 2025, where we determined the fair value of our reporting unit with goodwill substantially exceeded its carrying value.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future net undiscounted cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. We have not identified any material impairment losses to date.

Using a discounted cash flow method involves significant judgment and requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions, and appropriate discount rates. Judgments are based on historical experience, current market trends, consultations with external valuation specialists, and other information. If facts and circumstances change, the use of different estimates and assumptions could result in a materially different outcome. We generally develop these forecasts based on recent sales data for existing services, acquisitions, and estimated future growth of the market in which we operate.

Recently Issued and Adopted Accounting Standards

Recently issued and newly adopted accounting standards are described in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, as an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, and expect to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents and debt. We have operations within the United States and as such we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and credit risk. Information related to quantitative and qualitative disclosure about this market risk is set forth below.

Interest Rate Risk

Although we did not have any fixed-rate debt outstanding as of June 30, 2026, we are exposed to interest rate risk primarily though our Revolving Credit Facility. As of June 30, 2026, there were no borrowings under the Revolving Credit Facility, however, we may draw upon loans under the Revolving Credit Facility in the future. Loans that we may draw under the Revolving Credit Facility currently bear interest at a variable rate per annum equal to, at our option, either (i) term SOFR plus a 3.25% spread or (ii) an alternative base rate (as set forth under the New Credit Agreement) plus a 2.25% spread.

Credit Risk

Credit risk arises primarily from receivables from our customers. Credit risk is managed through ongoing credit evaluations of its customers’ financial condition, taking into account the financial condition, current economic trends, analysis of historical bad debts, and aging of accounts receivable. Our maximum exposure to credit risk at the reporting date is primarily from accounts receivable, which amounted to $58.1 million and $46.1 million as of June 30, 2026 and December 31, 2025, respectively.

Item 4. Controls and Procedures

Limitation on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2026. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2026.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15(d)-15(f) of the Exchange Act during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

This information set forth under “Note 12 – Commitments and Contingencies – Legal Proceedings” to the unaudited condensed consolidated financial statements in this Quarterly Report on Form 10-Q is incorporated herein by reference.

Item 1A. Risk Factors.

In addition to the information set forth in this Report, you should carefully consider the risk factors and other cautionary statements described under the heading “Part I—Item 1A—Risk Factors” of our most recent Annual Report on Form 10-K, with such factors incorporated herein by reference. There have been no material changes in our risk factors from those included in our Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

On June 23, 2026, we issued 515,767 shares of our common stock as partial consideration in connection with the completion of our acquisition of Space-ng. These shares were issued in a private placement pursuant to an exemption under Section 4(a)(2) of the Securities Act and Rule 506(b) under Regulation D.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Insider Trading Arrangements

On June 5, 2026, Jason Kim, our Chief Executive Officer and member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 287,220 shares of common stock, plus additional shares determined based on a written formula that was calculated based on a specified number of shares of common stock issued upon the future vesting of RSUs granted before the adoption date of the trading arrangement at or above specified market prices. The trading arrangement expires on May 28, 2027, or earlier if all transactions under the trading arrangement are completed.

On June 5, 2026, Darren Ma, our Chief Financial Officer and member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 143,610 shares of common stock, plus additional shares determined based on a written formula that was calculated based on a specified number of shares of common stock issued upon the future vesting of RSUs granted before the adoption date of the trading arrangement at or above specified market prices. The trading arrangement expires on May 28, 2027, or earlier if all transactions under the trading arrangement are completed.

On May 29, 2026, Shea Ferring, our Chief Technology Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 125,000 shares of common stock, plus additional shares determined based on a written formula that was calculated based on a specified number of shares of common stock issued upon the future vesting of RSUs granted before the adoption date of the trading arrangement at or above specified market prices. The trading arrangement expires on March 31, 2027, or earlier if all transactions under the trading arrangement are completed.

On May 29, 2026, Remington Wu, our Chief Accounting Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of shares determined based on a written formula that was calculated based on a specified number of shares of common stock issued upon the future vesting of RSUs granted before the adoption date of the trading arrangement at or above specified market prices. The trading arrangement expires on June 30, 2027, or earlier if all transactions under the trading arrangement are completed.

On May 29, 2026, Ryan Boland, a member of our Board of Directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 45,000 shares of common stock at or above specified market prices. The trading arrangement expires on June 25, 2027, or earlier if all transactions under the trading arrangement are completed.

Each of these trading arrangements were entered into pursuant to the Company’s insider trading policy and is intended to satisfy the affirmative defense in Rule 10b5-1(c). Other than as disclosed above, no other directors or officers, as defined in Section 16 of the Exchange Act, adopted, modified or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement” as defined in Regulation S-K Item 408, during the fiscal quarter ended June 30, 2026.

Item 6. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
10.1

Second Amendment to Credit Agreement, dated as of April 3, 2026, among Firefly Aerospace Inc., the other loan parties thereto, the lenders and issuing banks party thereto, and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026).

10.2	Firefly Aerospace Inc. Amended Executive Severance Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2026).
10.3

Employment Letter and Participation Agreement, dated as of April 16, 2026, by and between Firefly Aerospace Inc. and Jason Kim (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2026).

10.4

Employment Letter and Participation Agreement, dated as of April 16, 2026, by and between Firefly Aerospace Inc. and Darren Ma (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2026).

10.5

Employment Letter and Participation Agreement, dated as of April 16, 2026, by and between Firefly Aerospace Inc. and Ramon Sanchez (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2026).

10.6*	Outside Director Compensation Policy.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**

Exhibit is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2026	By:	/s/ Darren Ma
Chief Financial Officer
(Principal Financial Officer)

Exhibit 10.6

FIREFLY AEROSPACE INC.

OUTSIDE DIRECTOR COMPENSATION POLICY

POLICY STATEMENT

The purpose of this Outside Director Compensation Policy (the “Policy”) of Firefly Aerospace Inc., a Delaware corporation (the “Company”), is to provide a total compensation package that enables the Company to attract and retain, on a long-term basis, high-caliber directors who are not employees or officers of the Company or its subsidiaries (“Outside Directors”). In furtherance of the purpose stated above, effective as of September 24, 2025 (as applicable, the “Effective Date”), all Outside Directors shall be paid compensation for services provided to the Company as set forth below:

Cash Retainers

•
Annual Retainer for Board Membership: $100,000 for general availability and participation in meetings and conference calls of our Board of Directors (the “Board”), to be paid in advance in four equal quarterly installments, to be paid promptly after the beginning of each calendar quarter. No additional compensation for attending individual Board meetings.
•
Additional Annual Retainers for Non-Executive Board Chair, Committee Chair, and Committee Membership: The additional retainers shall be paid in full and in advance following their respective appointments after each Annual Meeting of Stockholders (the “Annual Meeting”).

Non-Executive Chair of the Board	$50,000
Audit Committee Chairperson	$20,000
Audit Committee Member	$10,000
Compensation Committee Chairperson	$15,000
Compensation Committee Member	$7,500
Nominating and Corporate Governance Committee Chairperson	$15,000
Nominating and Corporate Governance Committee Member	$5,000

For clarity, each Outside Director who serves as the chair of a committee will receive only the additional annual fee as the chair of that committee and not the additional annual fee as a member of such committee while serving as such chair, provided, that the Outside Director who serves as the Chair of the Board will receive the annual fee for services provided in such role as well as the annual fee as an Outside Director.

Equity Retainers

Outside Directors will be eligible to receive all types of equity awards (except incentive stock options) under the Company’s 2025 Omnibus Incentive Plan (the “2025 Plan”) (or the applicable equity plan in place at the time of grant), including discretionary equity awards not covered under this Policy. All grants of equity retainer awards to Outside Directors pursuant to this Policy will be automatic and nondiscretionary and will be made in accordance with the following provisions:

•
Initial Grant. Upon initial election to the Board, each new Outside Director will receive an initial, one-time grant of restricted stock units (the “Initial Grant”) with a Value of $150,000, that vests in full on the one-year anniversary of the date of grant; provided, however, that all vesting ceases if the Outside Director resigns from our Board or otherwise ceases to serve as a director, unless the Board determines that the circumstances warrant continuation or acceleration of vesting. The Initial Award will be made on the first Trading Day on or after the date on which such individual first becomes an Outside Director, whether through election by the stockholders of the Company or appointment by the Board to fill a vacancy (such grant date, the “Initial Award Grant Date”). If an individual that was a member of the Board and also an employee, becomes an Outside Director due to termination of employment that will not entitle the Outside Director to an Initial Award. This Initial Grant applies to Outside Directors who are first elected to the Board effective as of or subsequent to the Effective Date.
•
Annual Grant. On the date of the Annual Meeting, each Outside Director who will continue as a member of the Board following such Annual Meeting will receive a grant of restricted stock units on the date of such Annual Meeting (the “Annual Grant”) with a Value of $150,000, that vests in full on the one-year anniversary of the date of grant; provided, however, that all vesting ceases if the Outside Director resigns from our Board or otherwise ceases to serve as a director, unless the Board determines that the circumstances warrant continuation or acceleration of vesting. If a new Outside Director joins our Board on a date other than the date of the Annual Meeting, then such Outside Director will be granted a pro-rata portion of the Annual Grant at the next Annual Meeting based the product of (A) $150,000, and (B) a fraction, with a numerator equal to the number of calendar days between (and including) the date the individual first becomes an Outside Director and the date of the next Annual Meeting, and a denominator equal to the number of calendar days between (and including) the date of the prior Annual Meeting and the date of the next Annual Meeting.

For purposes of this Policy, “Value” means with respect to any award of restricted stock and restricted stock units the product of (A) the volume-weighted average closing market price on NASDAQ (or such other market on which the Company’s Common Stock is then principally listed) of the Company’s Common Stock over the trailing 20-trading day period ending on the last day immediately prior to the grant date and (B) the aggregate number of shares pursuant to such award.

Immediately prior to a Change in Control, each Outside Director will fully vest in any outstanding Company equity awards that were granted for service as an Outside Director, provided that the Outside Director continues to be an Outside Director through the date of the Change in Control.

Expenses

The Company will reimburse all reasonable out-of-pocket expenses incurred by Outside Directors in attending meetings of the Board or any committee thereof.

MAXIMUM ANNUAL COMPENSATION

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any Outside Director in a calendar year period shall not exceed:

•
$1,500,000 in the first calendar year an individual becomes an Outside Director; and
•
$750,000 in any other year, or, solely in the case of a lead director or non-executive chair of the Board, $1,000,000.

(or in each case, such other limits as may be set forth in Section 4.4 of the 2025 Plan or any similar provision of a successor plan).

For this purpose, the “amount” of equity compensation paid in a calendar year shall be determined based on the grant date fair value thereof, as determined in accordance with ASC Topic 718 or its successor provision, but excluding the impact of estimated forfeitures related to service-based vesting conditions. Any cash compensation paid or equity compensation award granted to an individual for his or her services as an employee, or for his or her services as a consultant (other than as an Outside Director), will not count for purposes of the limitation.

ADDITIONAL PROVISIONS

All provisions of the 2025 Plan not inconsistent with this Policy will apply to awards granted to Outside Directors.

SECTION 409A

In no event will cash compensation or expense reimbursement payments under this Policy be paid after the later of (i) 15th day of the 3rd month following the end of the Company’s fiscal year in which the compensation is earned or expenses are incurred, as applicable, or (ii) 15th day of the 3rd month following the end of the calendar year in which the compensation is earned or expenses are incurred, as applicable, in compliance with the “short-term deferral” exception under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and guidance thereunder, as may be amended from time to time (together, “Section 409A”). It is the intent of this Policy that this Policy and all payments hereunder be exempt from or otherwise comply with the requirements of Section 409A so that none of the compensation to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be so exempt or comply. In no event will the Company reimburse an Outside Director for any taxes imposed or other costs incurred as a result of Section 409A.

REVISIONS

The Board may amend, alter, suspend or terminate this Policy at any time and for any reason. No amendment, alteration, suspension or termination of this Policy will materially impair the rights of an Outside Director with respect to compensation that already has been paid or awarded, unless otherwise mutually agreed between the Outside Director and the Company. Termination of this Policy will not affect the Board’s or the compensation committee’s ability to exercise the powers granted to it under the 2025 Plan with respect to awards granted under the 2025 Plan pursuant to this Policy prior to the date of such termination.

Exhibit 31.1

Certification Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)

as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jason Kim, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Firefly Aerospace Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:
a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
c.
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and
5.
The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):
a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 11, 2026	By:	/s/ Jason Kim
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)

as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Darren Ma, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Firefly Aerospace Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:
a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.
Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
c.
Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and
5.
The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):
a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b.
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 11, 2026	By:	/s/ Darren Ma
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350

as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report on Form 10-Q of Firefly Aerospace Inc. (the “Company”) for the quarter ended June 30, 2026 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jason Kim, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2026	By:	/s/ Jason Kim
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350

as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report on Form 10-Q of Firefly Aerospace Inc. (the “Company”) for the quarter ended June 30, 2026 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Darren Ma, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2026	By:	/s/ Darren Ma
Chief Financial Officer
(Principal Financial Officer)